Exhibit 10.1

Dated December 19, 2008

RAC plc

HPI HOLDING LIMITED

SOLERA HOLDINGS, INC

AGREEMENT

for the sale and purchase of the

entire issued share capital of HPI

Limited

Contents

		Page
	Clause

1	Definitions	1
2	Interpretation	6
3	Sale and purchase of the Sale Shares	8
4	Consideration	9
5	Locked Box	9
6	Completion	10
7	Warranties	11
8	Limitations on the Seller’s liability	12
9	General Post-Completion matters	13
10	Restrictive Covenant of the Seller	19
11	Payments	22
12	Guarantee in respect of the Buyer	22
13	General	23
14	Choice of law and submission to jurisdiction	27
15	Resolution of Disputes	27

	Schedule

1	Company details	29
2	Completion matters	30
3	Warranties	33
4	Limitations on the Seller’s liability	52
5	The Properties	56
6	Tax	57
	Part 1 - General	57
	Part 2 - Taxation Covenant	76
	Part 3 - Taxation Warranties	79
7	Permitted Payments	83
8	Deferred Consideration	84
	Part 1 - General provisions	84
	Part 2 - Dispute resolution	89
	Part 3 - Letter of instruction to the Independent Accountants	91
	Part 4 - Format of the Consideration Accounts	93
	Part 5 - Specific Accounting Policies	94
9	Employees	97
	Part 1 - Non-Mismatched Employees	97
	Part 2 - Mismatched Employees	98
10	Asbestos	99

Documents to accompany this Agreement

1	The Accounts

2	The Checking & Translate Agreement

3	The Consent Letters

4	Debtors List

5	The December Payments List

6	The Disclosure Letter

7	The directors’ and secretary’s resignation letters

8	The Driveaway Agreement

9	The Esso Side Letter

10	The Guaranteed Loan Note

11	The IP Assignment

12	The Locked Box Accounts

13	The Maintenance Side Letter

14	The Management Accounts

15	The Motor Rating Factor Licence

16	The New Software AG Agreement

17	Powers of attorney

18	The RAC Branded Data Agreement

19	The RAC Vehicle Inspections Agreement

20	The Software AG Letter

21	The Subordination Agreement

22	The Transitional Services Agreement

This Agreement is made on December 19, 2008

Between

(1)	RAC plc (No. 229121) whose registered office is at 8 Surrey Street, Norwich, Norfolk NR1 3NG (Seller);

(2)	HPI Holding Limited (No. 6765994) whose registered office is at 30 St Mary Axe, London, EC3A 8AF (Buyer); and

(3)	Solera Holdings, Inc (a Delaware corporation) whose registered office is at 15030 Avenue of Science, San Diego, CA, 92128 (Guarantor)

(together the Parties and each a Party, which terms shall, except where the context requires otherwise, including and permitted assigns)

Whereas

(A)	The Seller is the owner of the entire issued share capital of HPI Limited (Company), further details of which are set out in schedule 1.

(B)	The Seller wishes to sell and the Buyer wishes to purchase the entire issued share capital of the Company subject to, and in accordance with the terms of, this Agreement.

It is agreed

1	Definitions

1.1	In this Agreement, unless the context otherwise requires:

Accounts means the audited profit and loss account and cash flow statement of the Company for the financial year ended on the Accounts Date and the audited balance sheet of the Company as at the Accounts Date including the notes to those accounts and the associated directors’ and auditors’ reports

Accounts Date means 31 December 2007

Auditors means the auditors of the Company, namely Ernst & Young LLP

Borrowings means any indebtedness or obligation for the payment or repayment of money by the Company, whether present or future, actual or contingent, sole or joint incurred at Completion in respect of:

(a)	money borrowed;

(b)	amounts payable in respect of any bond, bill of exchange, loan stock, debenture, commercial paper or similar security or instrument;

(c)	amounts payable under any acceptance, documentary credit or guarantee facility;

(d)	capital commitments not yet provided for in the Accounts or the Management Accounts which in aggregate exceed £35,000;

(e)	any finance lease, hire purchase or lease purchase contracts or similar arrangements to which the Company is a party where:

(i)	individually the annual payments thereunder (excluding Car Lease Agreements and IT Equipment Leases) exceed £1,000 or which in aggregate exceed £15,000;

(ii)	in aggregate the annual payment for all Car Lease Agreements exceed £101,000;

(iii)	in aggregate the annual payment for all IT Equipment Leases exceed £77,000;

(f)	sums borrowed pursuant to debt factoring or invoice discounting facilities;

(h)	obligations under guarantees, indemnities or other assurances against financial loss in respect of any obligation of any third party of a type falling within paragraphs (a) to (f) above;

(i)	amounts raised or obligations incurred under any other transaction having the commercial effect of any of the above;

(j)	amounts owed by the Company to the Seller’s Group (net of amounts owed to the Company by the Seller’s Group) but excluding for the avoidance of doubt those amounts set out in the December Payments List

Business means the business carried on by the Company as at, and before, Completion and includes any part of it

Business Day means any day on which banks are open for business in London (excluding Saturdays, Sundays and public holidays)

Buyer’s Group means the Buyer, any subsidiary of the Buyer, any holding company of the Buyer and any subsidiary of any holding company of the Buyer, in each case for the time being and member of the Buyer’s Group shall be construed accordingly

Buyer’s Solicitors means Morgan Cole Solicitors of Bradley Court, Park Place, Cardiff CF10 3DP

CA 1985 means the Companies Act 1985

CA 2006 means the Companies Act 2006

Car Lease Agreements means the lease agreements entered into between the Seller’s Group and Lex Vehicle Leasing Limited and Lloyds TSB Autolease Limited (respectively) in relation to those vehicles detailed in Document 4.77 attached to the Disclosure Letter

Checking & Translate Agreement means the agreement relating to the provision of vehicle data in the agreed form to be entered into at Completion between Norwich Union Insurance Limited and the Company

Claim means all and any claims against the Seller under any of the Warranties, including any claim for breach of contract, misrepresentation or indemnification resulting from any breach of the Warranties

Commercial Agreements means the Transitional Services Agreement, the Checking & Translate Agreement, the Motor Factor Rating Licence, the RAC Branded Data Agreement, the Driveaway Agreement and the RAC Vehicle Inspections Agreement

Companies Acts means the CA 1985 and the CA 2006

Company means HPI Limited, further details of which are set out in schedule 1

Completion means completion of the sale and purchase of the Sale Shares in accordance with this Agreement

Completion Date means the date of this Agreement immediately following the making of this Agreement

December Payments List means the list in the agreed form of amounts discharged by the Seller’s Group on behalf of the Company prior to Completion

Deferred Consideration has the meaning given in schedule 8

Disclosure Letter means the letter dated the same date as this Agreement from the Seller to the Buyer in relation to the Warranties

Disclosed means facts matters or other information fairly disclosed by or in the Disclosure Letter in such a manner and with such accuracy and detail so as to enable the Buyer to make a reasonably informed assessment of the fact, matter or information concerned, its nature and effect

Driveaway Agreement means the intermediary agreement in the agreed form to be entered into at Completion between Norwich Union Insurance Limited and the Company

Employees means those persons listed in schedule 9 (each an Employee)

Esso Side Letter means the letter in the agreed form to be entered into at Completion between IBM United Kingdom Limited and IBM United Kingdom Financial Services Limited to Norwich Union Central Services Limited and HPI Holding Limited

Extended Software and Services means such software and support and maintenance services as the Software Providers have agreed to permit the Company to continue to use and receive after Completion under the terms of the existing IBM Agreements and Software AG Agreement, as set out in the Side Letters

Guarantee means any guarantee, indemnity, suretyship, letter of comfort, security, right of set-off or other obligation given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person

Guaranteed Loan Note means the unsecured subordinated guaranteed 8% loan notes 2011 of the Buyer and guaranteed by the Guarantor in the agreed form with an aggregate nominal amount of £11,250,000 to be issued to the Seller at Completion holding company means a holding company (as defined in sections 736 and 736A CA 1985)

IBM Agreements means:

(a)	agreement Number 31032008SL between IBM United Kingdom Limited, IBM United Kingdom Financial Services Limited and Norwich Union Central Services Limited made on 31 March 2008 (Esso Agreement) and, to the extent relevant to the Extended Software and Services, such other terms as apply to the use, provision and receipt of the Extended Software and Services, as stated in the Esso Agreement;

(b)	the Work Package for Maintenance Services between IBM United Kingdom Limited and Norwich Union Central Services Limited dated 21 December 2007 and, to the extent relevant to the Extended Software and Services, the terms of the Master Framework Services Agreement between Norwich Union Central Services Limited and IBM United Kingdom Limited referred to in that Work Package

Initial Cash Consideration has the meaning given in clause 4.1(a)

IP Assignment means the IP assignment in the agreed form to be entered into between Aviva Employment Services Limited and the Company

IT Equipment Leases means the lease agreements detailed in Document 3.5 attached to the Disclosure Letter

Lease Agreements shall have the meaning given in paragraph 3.1(b)of schedule 3

Licence Agreements means the Car Lease Agreements, the Lease Agreements and the IT Equipment Leases

Locked Box Accounts means the locked box accounts in the agreed form

Maintenance Side Letter means the letter in the agreed form (relating to the Work Package for Maintenance Services between IBM United Kingdom Limited and Norwich Union Central Services Limited dated 21 December 2007) to be entered into at Completion between Norwich Union Central Services Limited, IBM United Kingdom Limited and HPI Holding Limited

Management Accounts means the management accounts of the Company for the period from 1 January 2008 to 30 November 2008 in the agreed form

Mismatched Employees means those persons whose names are set out in part 2 of schedule 9

Motor Rating Factor Licence means the licence relating to the NUI Methodology (as defined therein) in the agreed form to be entered into at Completion between Norwich Union Insurance Limited and the Company

New Software AG Agreement means the new software licence and maintenance agreement in the agreed form to be entered into at Completion between Software AG (UK) Limited and the Company

Permitted Payment means any payment in connection with those matters listed in schedule 7 (together the Permitted Payments)

Properties means the freehold properties (if any), the leasehold properties (if any) and the licensed properties (if any), details of which are set out in schedule 5 (Properties) and Property means any of them and, in each case, includes each and every part of, and any building on, each relevant Property

Purchase Price has the meaning given in clause 4

RAC Branded Data Agreement means the agreement relating to the provision of RAC branded vehicle data check services in the agreed form to be entered into at Completion between RAC Motoring Services and the Company

RAC Vehicle Inspections Agreement means the agreement relating to the provision of vehicle data in the agreed form to be entered into at Completion between RAC Motoring Services and the Company

Relief has the meaning given in part 1 of schedule 6 (Tax)

Sale Shares means the Shares

Security Interest means any claim, mortgage, lien, pledge, charge, encumbrance, hypothecation, trust, right of pre-emption or any other restriction or third party right or interest (legal or equitable) or any other security interest of any kind however created or arising (or any agreement or arrangement to create any of them)

Seller’s Group means the Seller, any subsidiary of the Seller (excluding the Company), any holding company of the Seller and any subsidiary of any holding company of the Seller, in each case for the time being and member of the Seller’s Group shall be construed accordingly

Seller’s Solicitors means Addleshaw Goddard LLP of Sovereign House, Sovereign Street, Leeds, LS1 1HQ

Shares means the Issued Share capital of the Company as detailed in schedule 1 which comprise the entire issued share capital of the Company

Side Letters means the Esso Side Letter, the Maintenance Side Letter and the Software AG Letter

Software AG Agreement means Supplement Number 8 to the Licence of Software Systems and Maintenance Agreement dated 21 March 2007 made between Aviva International Insurance Limited and Software AG (UK) Limited and the Principal Agreement (as defined in Supplement Number 8)

Software AG Letter means the transfer letter in the agreed form to be entered into at Completion between Aviva International Insurance Limited, Software AG (UK) Limited and the Company

Software AG Liability shall have the meaning given in clause 5.3(c)

Software AG Litigation means those claims brought by Software AG(UK) Limited against the Company and others more particularly described in Schedule 1 to the Disclosure Letter against Warranty 8.4

Software Providers means Software AG (UK) Limited, IBM United Kingdom Limited and IBM United Kingdom Financial Services Limited

Subordination Agreement means the subordination agreement in the agreed form to be entered into at Completion between inter alios the Seller and the Buyer subsidiary means a subsidiary (as defined by sections 736 and 736A CA 1985)

Tax and Taxation have the meanings given in part 1 of schedule 6 (Tax)

Tax Covenant means the tax covenant set out in part 2 of schedule 6 (Tax)

Tax Warranties means the warranties set out in part 3 of schedule 6 (Tax)

Transaction Documents means this Agreement, the Disclosure Letter, the Guaranteed Loan Note, the Commercial Agreements and each of the other documents referred to in this Agreement as being in the agreed form and any document from time to time entered into pursuant to or in connection with this Agreement

Transferred Software and Services means such licences to use software and agreements for the provision of support and maintenance services as the Software Providers have agreed to transfer to the Company at Completion, as set out in the Side Letters

Transitional Services Agreement means the transitional services agreement in the agreed form to be entered into on Completion between the Seller and the Company

Warranties means the Tax Warranties and the warranties set out in schedule 3 (Warranties)

1.2	Terms defined elsewhere in this Agreement

In addition to the terms defined in clause 1.1, certain other terms are defined elsewhere in this Agreement and those definitions also apply elsewhere in this Agreement unless the context otherwise requires.

2	Interpretation

2.1	In this Agreement, unless the context otherwise requires:

(a)	references to clauses and schedules are to clauses of, and schedules to, this Agreement respectively and references in a schedule or part of a schedule to paragraphs are to paragraphs of that schedule or that part of that schedule respectively;

(b)	references to this Agreement or any other document are to this Agreement or that document as amended from time to time;

(c)	words importing any gender include every gender, references to the singular include the plural and vice versa and words denoting persons include individuals, bodies corporate, partnerships, unincorporated associations and other bodies (in each case, wherever resident) and vice versa;

(d)	in the agreed form means, in relation to any document, that document in the form agreed and, for the purposes of identification, signed or initialled by or on behalf of the Parties with such alterations as the Parties agree in writing before Completion;

(e)	words and phrases which are generally defined for the purposes of the Companies Acts bear the meanings attributed to them by those Acts as at the date of this Agreement;

(f)	references to any provision in the CA 1985 shall be treated (where and when applicable) as being a reference to the provision (or provision(s) most nearly corresponding to it) in the CA 2006 or in any subordinate legislation made under the CA 2006;

(g)	a person is be deemed to be associated with another person or an associated person of that other person if the person is an associate of the other person within the meaning of section 435 of the Insolvency Act 1986;

(h)	a reference to a statute or statutory provision includes a reference to any subordinate legislation (as defined by section 21(1) of the Interpretation Act 1978) made under that statute or provision); and

(i)	a reference to a statute, statutory provision or subordinate legislation includes a reference to:

(i)	any statute, statutory provision or subordinate legislation which it has consolidated, superseded, re-enacted or replaced (whether with or without modification); and

(ii)	that statute, provision or subordinate legislation as for the time being modified or consolidated, superseded, re-enacted or replaced (whether with or without modification) after the date of this Agreement), save to the extent that such consolidations, re-enactments, replacements or modifications taking effect after the date of this Agreement would impose any greater obligations or liabilities on the Parties.

(j)	the words “other”, “includes”, “including” and “in particular” do not limit the generality of any preceding words and any words which follow them will not be construed as being limited in scope to the same class as the preceding words where a wider construction is possible;

(k)	indemnify means to indemnify, keep indemnified and hold harmless the relevant party in full and on demand from and against all reasonable costs (including costs of enforcement), expenses, liabilities (including any tax liability), direct, indirect or consequential losses, damages, claims, demands, proceedings or legal costs and judgements which the indemnified party directly incurs or suffers directly or indirectly in any way whatsoever and indemnity, indemnifies and all similar wording shall have a corresponding meaning.

(l)	where the Buyer receives the benefit of an indemnity pursuant to the provisions of this Agreement, the Buyer shall receive such indemnity on behalf of itself and as trustee for and on behalf of the Company and each member of the Buyer’s Group.

(m)	where the Seller receives the benefit of an indemnity pursuant to the provisions of this Agreement, the Seller shall receive such indemnity on behalf of itself and as trustee for and on behalf of each member of the Seller’s Group.

(n)	All sums payable pursuant to this Agreement shall be paid by the party making the payment (Payer) free and clear of all deductions or withholdings in the nature of tax (including Tax) unless the deduction or withholding is required by law, in which event or in the event that the party receiving the payment (Payee) shall incur any liability for Tax chargeable or assessable in respect of any payment received pursuant to this Agreement, the Payer shall pay such additional amounts as shall be required to ensure that the net amount received and retained by the Payee (after Tax) will equal the full amount which would have been received and retained by the Payee had no such deduction or withholding been made and/or no such liability to Tax been incurred, provided that no obligation to pay such additional amount shall apply to payments made by the Buyer or the Company (as the case may be) pursuant to clauses 4.1, 9.9(b)(i)(A), 9.9(b)(i)(B) or 9.12(c).

2.2	Contents table and headings

The headings and contents table in this Agreement are for convenience only and do not affect its interpretation. The schedules form part of this Agreement.

3	Sale and purchase of the Sale Shares

3.1	Sale and purchase

The Seller agrees to sell the Sale Shares with full title guarantee and the Buyer agrees to buy the Sale Shares with effect from Completion, free from any Security Interest and together with all rights and benefits attaching or accruing to the Sale Shares at Completion including the right to receive all dividends and distributions declared, made or paid on or after the date of this Agreement.

3.2	Capacity of the Seller

The Seller warrants to the Buyer that:

(a)	it has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and all other Transaction Documents to be executed by it;

(b)	the execution and delivery of, and the performance of the obligations of the Seller under, this Agreement and each of the other Transaction Documents have been duly authorised by all necessary corporate action on its part whether under its memorandum and articles of association or otherwise; and

(c)	this Agreement constitutes, and the other Transaction Documents executed or to be executed by it will, when executed, constitute, legal, valid and binding obligations of it enforceable in accordance with their respective terms subject only to

(i)	applicable bankruptcy and other similar laws affecting the rights of creditors generally; and

(ii)	rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3	Capacity of the Buyer and Guarantor

Each of the Buyer and the Guarantor warrants to the Seller that:

(a)	it has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and any other Transaction Documents to be executed by it;

(b)	the execution and delivery of, and the performance of its obligations under, this Agreement and each of the other Transaction Documents to be executed by it have been duly authorised by all necessary corporate action on its part whether under its memorandum and articles of association (or equivalent constitutional documents) or otherwise; and

(c)	this Agreement constitutes, and the other Transaction Documents executed or to be executed by it will, when executed, constitute, legal, valid and binding obligations of it enforceable in accordance with their respective terms subject only to

(i)	applicable bankruptcy and other similar laws affecting the rights of creditors generally; and

(ii)	rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4	Waiver of pre-emption rights

The Seller irrevocably and unconditionally waives any and all pre-emption rights in respect of the Sale Shares whether arising by virtue of the articles of association of the Company or otherwise.

4	Consideration

4.1	The consideration payable by the Buyer to the Seller for the sale of the Sale Shares shall be the aggregate of:

(a)	£66,968,700 payable in cash at Completion in accordance with the provisions of clause 11.1 (Initial Cash Consideration);

(b)	£87,000 payable in cash on 31 January 2009 in accordance in accordance with the provisions of clause 11.1;

(c)	£11,250,000 to be satisfied by the issue to the Seller at Completion of the Guaranteed Loan Note; and

(d)	the Deferred Consideration (if any), determined and payable in accordance with provisions set out in schedule 8,

(which payments shall together be referred to as Purchase Price).

5	Locked Box

5.1	The Seller warrants to the Buyer that (other than any Permitted Payment) during the period from 1st August 2008 to the Completion Date (both dates inclusive):

(a)	no transfers of value have been made to the Seller or any other member of the Seller’s Group by the Company and no debt or amount owing by the Seller or any other member of the Seller’s Group to the Company has been waived or forgiven;

(b)	no indemnity has been granted by the Company in favour of the Seller or any other member of the Seller’s Group;

(c)	no management charge or fee has been levied by the Seller or any other member of the Seller’s Group against the Company and there has been no payment of any management, service or other fees or compensation from the Company to the Seller or any other member of the Seller’s Group;

(d)	no share or loan capital of the Company has been created, issued, redeemed, purchase or repaid;

(e)	the only payments received by the Seller or any other member of the Seller’s Group from the Company have been payments in respect of Permitted Payments as listed in schedule 7;

(f)	no dividend or distribution of profits or assets (including any distribution as defined in Part VI Income and Corporation Taxes Act 1988 (ICTA) and extended by section 418 ICTA), or any bonus or other payment of any nature has been paid or declared or made by the Company to or in favour of the Seller or any other member of the Seller’s Group; and

(g)	neither the Seller nor any other member of the Seller’s Group has made or entered into any agreement or arrangement relating to any of the matters referred to in this clause 5.1 (other than Permitted Payments).

5.2	The Seller undertakes to notify the Buyer in writing promptly after becoming aware of any receipt by the Seller or any of the payments which would constitute a breach by it of the warranty in clause 5.1.

5.3	The Seller warrants to the Buyer that:

(a)	the Borrowings as at Completion do not exceed £0;

(b)	the balance in the Company’s bank statements was at 28 November 2008 £13,690,872 in aggregate;

(c)	the sum which remains payable to Software AG (UK) Limited pursuant to the Software AG Agreement is £782,792 (inclusive of VAT) (Software AG Liability) and there are no other sums payable (actual or contingent) to Software AG (UK) Limited in respect of the Software AG Litigation; and

(d)	the list of debtors of the Company as at 30 November 2008, in the agreed form, is accurate as at that date and none of those debts has been released, discharged or waived by the Company.

5.4	Subject to clause 5.5 below, the Seller shall indemnify the Buyer on demand on a £ for £ basis in respect of any breach by it of any of the warranties set out in clause 5.1 and/or 5.3.

5.5	The liability of the Seller for any claim in respect of any breach by it of any of the warranties set out in clauses 5.1 and 5.3 (Locked Box Claim) shall terminate 6 months after Completion save in respect of any Locked Box Claim which the Buyer has notified to the Seller on or before the date falling 6 months after Completion.

5.6	The Seller warrants that, save as provided under the Transaction Documents, there are no monies outstanding by the Company to the Seller’s Group as at Completion.

6	Completion

6.1	Time for Completion and obligations arising on Completion

Completion will take place on the Completion Date at the offices of the Seller’s Solicitors or at any other place and time that the Seller and the Buyer agree in writing.

6.2	At Completion, the Parties shall comply with their respective obligations in schedule 2 (Completion matters).

6.3	Part 2 of schedule 6 (Tax) shall apply with effect from Completion.

6.4	Sale of all the Sale Shares

The Buyer is not obliged to complete the purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

7	Warranties

7.1	Warranties by the Seller

The Seller warrants to the Buyer in the terms of the Warranties as at the date of this Agreement.

7.2	Disclosure Letter

The Warranties are qualified to the extent of those matters Disclosed.

7.3	Warranties qualified by reference to awareness, knowledge and similar terms

Any of the Warranties which is qualified as being given “so far as the Seller is aware” or “to the best of the knowledge, information and belief of the Seller” or qualified by any similar expression, is deemed to have been given to the best of the knowledge, information and belief of the Seller after it has made all reasonable and careful enquiries.

7.4	Independent Warranties

Each Warranty is to be construed as a separate and independent warranty and, save as provided otherwise in this Agreement, will not be limited by reference to any other Warranty.

7.5	Effect of Completion

Neither the Warranties, nor any rights or remedies in respect of them, will be extinguished or affected by Completion.

7.6	Buyer’s knowledge

With the exception of matters Disclosed, no information of which the Buyer and/or its advisers has knowledge (actual or constructive) shall prejudice or prevent any Claim or reduce any amount recoverable thereunder.

7.7	Waiver of claims

The Seller agrees that any information supplied by the Company by or on behalf of any of the employees, directors, agents or officers of the Company (Officers) to the Seller or its advisers in connection with the Warranties, the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Seller and the Seller hereby undertakes to the Buyer and to the Company and each Officer that they waive any and all claims which they might otherwise have against any of them in respect of such claims provided that this clause 7.7 will not apply to a claim against any Officer who has acted fraudulently.

7.8	Specific Indemnities

The Seller shall indemnify the Buyer in respect of any claim brought by any employee (who prior to Completion had been employed by a member of the Seller’s Group) after Completion in connection with the transfer or change of his employer whether such transfer or change occurs or is deemed to occur on or before Completion.

7.9	If as a result of the transaction contemplated by this Agreement any person who is not an Employee transfers or claims to transfer to the Company pursuant to the Transfer of Undertaking (Protection of Employment) Regulations 1981 or 2006:

(a)	either party shall (and in the case of the Buyer, procure that the Company shall), upon becoming aware of such effect or allegation, notify the other immediately or if not reasonably practicable to do so then as soon as reasonably practicable thereafter of such effect or allegation (the “Notification Date”);

(b)	to the extent that such person claims to be employed by the Company, the Company may at its discretion accept such person’s claim;

(c)	if the Company does not accept such person’s claim, the Buyer shall (and shall procure that the Company shall) give the Seller a period of 28 days from the Notification Date (the “Opportunity Period”) to offer employment to such person (and for such person to accept that offer) within the Opportunity Period;

(d)	the Buyer shall (and shall procure that the Company shall) on request promptly give the Seller all reasonable co-operation and assistance to facilitate such person accepting such offer of employment;

(e)	upon the expiry of the Opportunity Period and provided:

(i)	such person has not accepted the offer of employment made by or on behalf of the Company; or

(ii)	no such offer of employment has been made by or on behalf of the Company; or

(iii)	if directed by the Seller

the Buyer may procure that the Company terminates the employment of such person with immediate effect.

(f)	subject to the Buyer having complied with its obligations in sub-clauses (a) to (e) above and with its obligations under the Statutory Dismissal Procedures, the Seller shall, provided any termination is effected within three (3) months of the end of the Opportunity Period, indemnify the Buyer (which for the purpose of this clause excludes any liability for failure to comply with the Statutory Dismissal Procedures but without limitation does not exclude any liability arising out of the reason for dismissal) in connection with the employment and termination of employment of such person.

8	Limitations on the Seller’s liability

8.1	The liability of the Seller for any Claim other than in respect of a claim under the Warranty set out in paragraph 15.4(a)of schedule 3 (Sale Shares) (which shall be given absolutely and not subject to any disclosure or limitation on the Seller’s liability) is subject to the provisions of schedule 4 (Limitations on the Seller’s liability).

8.2	Limitations not to apply for fraud

The provisions of schedule 4 (Limitations on the Seller’s liability) will not apply to any claim insofar as it results from the fraud or wilful deceit of the Seller.

9	General Post-Completion matters

9.1	Redundancies

The Buyer undertakes with the Seller that it will use its best endeavours (and will procure that the Company will use its best endeavours) to pay by way of redundancy payment to each employee of the Company who is made redundant within 12 months of Completion no less than the amount such Employee would have received by way of redundancy payment under the terms and conditions of employment relating to him with the Company immediately prior to Completion as Disclosed.

9.2	Bare trustee

The Seller shall, for so long as it remains the registered holder of any of the Sale Shares after Completion hold those Sale Shares with all rights and benefits attaching or accruing to them on or after the date of this Agreement as bare trustee for the Buyer absolutely.

9.3	Power of attorney

The Seller irrevocably and unconditionally appoints the Buyer as its lawful attorney (and to the complete exclusion of any rights that it may have in that regard) for the purpose of:

(a)	exercising any voting and other rights and receiving any benefits and entitlements which attach to or arise in respect of any of the Sale Shares (other than in respect of any resolution to convert the Company an unlimited company);

(b)	receiving notices of and attending all meetings of any members of the Company; and

(c)	generally approving or executing documents and doing any acts or things in relation to any of the Sale Shares as the attorney thinks fit,

in each case from Completion to the day on which the Buyer or its nominee is entered in the register of members as the legal owner of the Sale Shares. For this purpose, the Seller authorises and instructs the Company to send all communications and account for all payments (including dividends or other distributions paid in respect of the Sale Shares but excluding any amounts payable to the Seller or any other member of the Seller’s Group under the Commercial Agreements or this Agreement) in respect of the Sale Shares to the Buyer during such period and undertakes not to exercise any of the rights, powers and privileges attaching to the Sale Shares or otherwise capable of being exercised by the registered holder of the Sale Shares without the consent of the Buyer.

9.4	Further assurance by the Parties

(a)	The Seller shall execute or, so far as it is able, procure the execution of all documents and/or do or, so far as it is able, procure the doing of all acts and things that the Buyer reasonably requires after Completion to give effect to the transfer of Sale Shares pursuant to the provisions of this Agreement provided that nothing in this clause shall oblige the Seller to pay stamp duty in respect of the transfer of the Sale Shares pursuant to this Agreement.

(b)	To the extent that, as at Completion, any of the domain names listed in paragraph 2.1A of Document 9.2 to the Disclosure Letter have not been transferred to the Company, and/or any of the domain names listed in paragraph 2.1B of Document 9.2 to the Disclosure Letter have not been transferred to the Seller (or a member of the Seller Group) then each party shall at its own cost execute or, so far as it is able, procure the execution of all documents and/or do or, so far as it is able, procure the doing of all acts and things that the other reasonably requires after Completion to give effect to such transfer of such domain names. Until each domain names has been transferred to the relevant transferee each party undertakes that:

(i)	it will not (and shall procure that its group members shall not) take any action against the other party in respect of the use of the relevant domain name; and

(ii)	shall pending such transfer provide on the request of the other party such reasonable assistance as may be necessary to ensure that any traffic to such domain name is directed to an IP addresses designated by the other party.

9.5	Access to information

(a)	The Buyer undertakes, and shall procure that the Company and any relevant member of the Buyer’s Group shall, for the period of seven years preserve such papers and information relating to the Company as are in the possession or control of the Company, the Buyer (or any member of the Buyer’s Group). During such period of seven years from Completion, the Buyer shall and shall procure that the Company shall, subject to the Seller having established to the reasonable satisfaction of the Buyer the regulatory or statutory requirement in question, supply or procure to be supplied such papers and information relating to the Company as are in the possession or control of the Company, the Buyer (or any member of the Buyer’s Group) and permit access to such of the accounting records of the Company as the Seller may reasonably request so as to enable the Seller to comply with such accounting, regulatory or statutory requirements as may be applicable to the Seller or any other member of the Seller’s Group. Access under this clause 9.5(a) may be required only at reasonable times during normal business hours and on reasonable notice and will be subject to the Seller and its authorised representatives and professional advisers giving such undertakings as to confidentiality as the Buyer may reasonably require.

(b)	The Seller undertakes, and shall procure that any relevant member of the Seller’s Group shall, for the period of seven years preserve such papers and information relating to the Company as are in the possession or control of the Seller (or any member of the Seller’s Group). During such period of seven years from Completion, the Seller shall and shall procure that any relevant Seller Group Company shall supply or procure to be supplied such papers and information relating to the Company as are in the possession or control of the Seller (or any member of the Seller’s Group) and permit access to the accounting records of the Seller as the Buyer may reasonably request so as to enable the Buyer to comply with such accounting, regulatory or statutory requirements as may be applicable to the Buyer or any other member of the Buyer’s Group. Access under this clause 9.5(b) may be required only at reasonable times during normal business hours and on reasonable notice and will be subject to the Buyer and its authorised representatives and professional advisers giving such undertakings as to confidentiality as the Seller may reasonably require.

(c)	In addition and in order to enable the Guarantor to comply with its regulatory obligations, the Seller shall procure that:

(i)	in accordance with clause 9.5(b), it, or the relevant member of the Seller’s Group shall co-operate with any reasonable request or enquiry raised by the Guarantor or its advisers in connection with the accounting treatment and policies applied by the Seller’s Group in respect of the Company during the period commencing 16 August 2004 and ending on Completion; and

(ii)	in furtherance of 9.5(c)(i) above and at the Guarantors written request, it will use its reasonable endeavours to procure that the Auditors shall co-operate with such reasonable requests or enquiries aforesaid.

The Buyer shall indemnify the relevant member of the Seller’s Group in respect of any reasonable costs and expenses incurred by them in connection with the proper discharge by it of its obligations under this clause 9.5(c).

9.6	The Seller’s Group’s names and logos

(a)	Subject to clause 9.6(c) and the Commercial Agreements, but otherwise notwithstanding any other provision of this Agreement, if the Company owns or uses any of the names “RAC”, “Norwich Union” or “Aviva”, or any RAC, Norwich Union or Aviva logos or any name or mark confusingly similar to any of them including any name or mark which incorporates the names “RAC”, “Norwich Union” or “Aviva” and/or logos which incorporate any RAC, Norwich Union or Aviva logos (or any name or mark confusingly similar to any of them), the Buyer shall, and shall procure that the Company shall, on the Completion Date, cease to use any such name or mark or logo and shall within 7 days of a request to do so by the Seller, assign to the Seller (or as the Seller may direct), without charge and free of any Security Interest, all rights in any such name or mark or logo by way of an assignment in such terms as the Seller may reasonably require. For the avoidance of doubt, this Agreement shall not operate to transfer any ownership rights in the name “RAC”, “Norwich Union” or “Aviva” to the Buyer or the Company from the Seller or any member of the Seller’s Group.

(b)	The Buyer agrees to indemnify the Seller in respect of any breach by the Buyer of clause 9.6(a) or arising from any use by the Company or any member of the Buyer’s Group (other than as permitted by clause 9.6(c) and/or the Commercial Agreements) of names or marks or logos owned or used by the Seller or any other member of the Seller’s Group.

(c)	The Seller shall allow the Company the right to display the name “RAC” and any logo or mark containing that name:

(i)	on stationery and marketing materials for the sole purpose of running down stationery stocks and marketing materials in the possession of the Company, for a period of 3 months following Completion; and

(ii)	on other RAC branded products used by the Company at Completion, for a period of 3 months following Completion,

provided that in each case, the Buyer hereby acknowledges that such rights shall not give the Buyer or the Company any rights of any nature whatsoever in such names, logos or marks.

9.7	Guarantees given or undertaken by the Seller or any member of the Seller’s Group

The Seller shall indemnify the Buyer in respect of any claim made under any Guarantee (where such Guarantee undertakes to secure or support the obligations of the Seller or any member of the Seller’s Group) entered into by the Company prior to Completion.

9.8	Use of Seller Confidential Information

(a)	In this clause 9.8, the following expressions have the meanings given to them:

Seller Confidential Information means trade or business information (including formulae, processes, methods, knowledge, databases and Seller Know-how) in whatever form or medium in connection with or relating to the Seller or any other member of the Seller’s Group and the customers and suppliers of the Seller or any other member of the Seller’s Group and which is for the time being confidential to the Seller or any other member of the Seller’s Group

Seller Know-how means all industrial and commercial information and techniques, instruction manuals, operating conditions and procedures, information as to suppliers and customers and all other accounts, records and information (wherever situated) relating to the activities of the Seller or any other member of the Seller’s Group

(b)	Subject to clauses 9.8(c), 9.8(d), 13.3 (Announcements) and the Commercial Agreements, the Buyer undertakes to the Seller (for itself and as trustee for each member of the Seller’s Group) that it shall not (and shall procure that no member of the Buyer’s Group (including the Company) shall) at any time after Completion directly or indirectly, whether by itself, its employees or agents or otherwise howsoever without the consent of the Seller use, whether on its own behalf or on behalf of any other person, or divulge to any other person, any Seller Confidential Information.

(c)	The restrictions in clause 9.8(b) will not apply:

(i)	in respect of any Seller Confidential Information which is in or becomes part of the public domain, other than through a breach of the obligations of confidentiality set out in this Agreement;

(ii)	to the Buyer to the extent that it is required to disclose Seller Confidential Information by any applicable law or regulatory body or the rules of any securities exchange to which it is subject; or

(iii)	to the disclosure of Seller Confidential Information to an adviser for the purposes of advising the Buyer in connection with the transaction contemplated by this Agreement provided that such disclosure is essential for these purposes.

(d)	Nothing in this clause 9.8, shall be construed to restrict the rights of the Company or any member of the Buyer’s Group to use information or know-how (of the type described in clause 9.8(a)) which relates to either the Company or any member of the Buyer’s Group, or relates to the Company’s customers or suppliers and which has been obtained by virtue of such person being a customer or supplier of the Company.

9.9	Buyer Indemnities

(a)	Software AG (UK) Limited

(i)	The Buyer shall, or shall procure that the Company shall, pay an amount equal to the Software AG Liability to Software AG (UK) Limited within 30 days of receiving Software AG’s invoice for this sum.

(ii)	The Buyer shall indemnify the Seller in respect of any breach of clause 9.9(a)(i).

(b)	Software and Maintenance

(i)	The Buyer shall, or shall procure that the Company shall:

(A)	pay to the Seller (or a nominated member of the Seller’s Group) the sum of £300,000 (three hundred thousand pounds) plus VAT (in respect of which the relevant member of the Seller’s Group may invoice the Buyer after 1 December 2010, and which sum shall be payable within 30 days of receipt of that invoice), provided that the parties to the Esso Agreement have agreed, in renewing the Esso Agreement (whether before or after Completion), that the Passport Advantage Programmes listed in Attachment A to the Esso Side Letter will continue to be maintained (on materially the same terms as they were required to be maintained prior to Completion or otherwise on such terms as are agreed by the Buyer) for the benefit of the Company between 1 January 2010 and 31 December 2012; and

(B)	pay to the Seller (or a nominated member of the Seller’s Group) the sum of £47,762 (forty-seven thousand seven hundred and sixty-two pounds) plus VAT (in respect of which the relevant member of the Seller’s Group may invoice the Buyer after 1 December 2010, and which sum shall be payable within 30 days of receipt of that invoice), provided that the parties to the Esso Agreement (as defined in the Esso Side Letter) have agreed, in renewing the Esso Agreement (whether before or after Completion), that the zSeries OTC Programmes listed in Attachment A to the Esso Side Letter will continue to be maintained (on materially the same terms as they were required to be maintained prior to Completion or otherwise on such terms as are agreed by the Buyer) for the benefit of the Company between 1 January 2010 and 31 December 2010, except to the extent that the Buyer and Seller agree that the sums referred to will be paid directly to IBM by the Company.

(ii)	The Buyer shall, or shall procure that the Company shall, pay when due any fees properly charged in respect of the Buyer’s and the Company’s use of any entitlement to the Extended Software and Services and Transferred Software and Services on and after Completion, except to the extent that such fees have been invoiced to and paid by the Seller or any member of the Seller’s Group prior to Completion.

(iii)	The Buyer shall indemnify the Seller in respect of:

(A)	any breach of clause 9.9(b)(i);

(B)	any breach of clause 9.9(b)(ii);

(C)	any failure by the Company and/or the Buyer duly to perform or comply with the terms of any of the IBM Agreements and/or Software AG Agreement in respect of the Extended Software and Services; and

(D)	any failure by the Company and/or the Buyer duly to perform or comply with the terms of any agreements between the Company and/or the Buyer and a third party or parties in respect of the Transferred Software and Services.

9.10	Licence Agreements

(a)	Subject to clauses 9.10(b),the Company shall with effect from Completion assume (or have novated to it) the obligations of, and become entitled to the benefits of, the Seller (or any Seller Group company) under those Licence Agreements in relation to which it is not currently a party and the Buyer shall procure that the Company shall carry out all the obligations and liabilities of the Seller (or relevant member of the Seller’s Group (as the case may be)) arising under such Licence Agreements on or after Completion. The Buyer shall indemnify the Seller in respect of any failure by the Company duly to perform or comply with the terms of any of the Licence Agreements from the Completion Date.

(b)	Insofar as any of the Licence Agreements have not been novated (or otherwise assigned or transferred) to the Company then (without prejudice to any other rights of the Company) the following provisions shall apply:-

(i)	this Agreement shall not constitute an assignment or an attempted assignment of such Licence Agreements if the assignment or attempted assignment would constitute a breach of such Licence Agreements;

(ii)	so far as reasonably required by, and with such assistance as the Seller may reasonably require of the Buyer and the Company (as directed by the Buyer), the Seller shall (at its own expense) use all reasonable endeavours both before and after Completion to obtain, any such novation or consent or agreement to assignment;

(iii)	subject to the Company carrying out all the obligations and liabilities of the Seller (or relevant member of the Seller’s Group (as the case may be)) created by or arising under such Licence Agreements, from the Completion Date until such novation or consent to assignment is obtained, the Seller shall procure that any relevant member of the Seller’s Group shall do all such acts and things as may be reasonably required to provide the Company with the benefits of the relevant Licence Agreements (including enforcement at the cost and for the account of the Company of any right of the Seller or any relevant member of the Seller’s Group against the other party to the relevant Licence Agreements arising out of its cancellation by the other party or otherwise);

(iv)	the Buyer shall indemnify the Seller against all costs, expenses and liabilities which may arise as a result of the Seller (or any member of the Seller’s Group) complying with clause 9.10(b)(iii) other than such costs, expenses or liabilities which arise (wholly or partly) as a result of the Seller’s failure (or that of any person connected with it) duly to perform and comply with the terms of the relevant Licence Agreements prior to the Completion Date; and

(v)	the Seller (and/or the relevant ,member of the Seller’s Group) shall account to the Buyer for any money or goods received after the Completion Date on account of any of the Licence Agreements forthwith on receipt.

9.11	Asbestos

Schedule 10 (Asbestos) shall apply with effect from Completion.

9.12	E.ON UK Plc (Gas Supply)

(a)	The Seller shall, or shall procure that Norwich Union Central Services Limited (NUSL) shall, notify E.ON UK plc (EON), as soon as reasonably practicable following Completion, that the Seller’s Group is no longer the owner/occupier of the Properties and accordingly the supply of gas to the Properties pursuant to the provisions of the Gas Supply Agreement between EON and NUSL dated 22 August 2008 (Gas Contract), shall be terminated on the date falling 2 months from Completion (Termination Date).

(b)	Provided that nothing in this clause 9.12 shall constitute an assignment or attempted assignment, with effect from Completion and until the Termination Date the Company shall assume the obligations of, and become entitled to the benefits of the Seller (or any Seller Group company) arising under the Gas Supply Contract in so far as such benefits and obligations relate to the Properties.

(c)	The Buyer shall procure that the Company shall pay to the Seller an amount equal to any costs and expenses incurred and/or payments made by the Seller and/or any member of the Seller’s Group on behalf of the Company in respect of the Gas Contract from Completion.

(d)	The Buyer shall indemnify the Seller in respect of any non compliance with the provisions of clause 9.12(b), 9.12(c) and for any failure by the Company duly to perform or comply with the terms of the Gas Contract (in so far as it relates to the Properties) from the Completion Date.

10	Restrictive Covenant of the Seller

10.1	In this clause 10 unless the context otherwise requires:

Confidential Business Information means trade or business information (including formulae, processes, methods, knowledge, databases and Know-how) in whatever form or medium in connection with or relating to the Company and the customers and suppliers of the Company and which is for the time being confidential to the Company but excluding the Seller Confidential Information (but so that for the avoidance of doubt any information relating to the Company’s customers and suppliers which is held or stored on any database of the Company in whatever form or medium shall form part of the Confidential Business Information)

Customer means any person who at Completion is or was at any time during the previous 12 months a customer of the Company

Know-how means all industrial and commercial information and techniques, instruction manuals, operating conditions and procedures, information as to suppliers and customers and all other accounts, records and information (wherever situated) relating to the activities of the Company

Norwich Union and RAC Group means Norwich Union Insurance Limited and RAC Plc and their respective subsidiaries in each case for the time being and member of the Norwich Union and RAC Group shall be construed accordingly

Restricted Area means the United Kingdom

Restricted Period means the period of 3 years commencing on the Completion Date

Restricted Services means the business of the provision of automotive validation checking services as carried on by the Company at the date of this Agreement including those services provided under the following product names: Motor Rating Factor; Translate; National Mileage Database (check and investigation); Security Alert Call; Insertion; Valuation; DVLA Keeper Enquiry; Exchange; Certificate; CAP Code Enquiry; without prejudice to the provisions of clause 9.6, RAC Check; Car Status Check; HPI Check; HPI ID Check; Ebay Check; CRIS; Towsafe and Minder

Senior Individual means Joe Doyle, Stewart Ford, Daniel Burgess, Nick Lindsay, Andy Entwistle, Alistair Crossley and Alan Bishop

10.2	Subject to clause 10.7 and the Commercial Agreements, the Seller undertakes to the Buyer and the Company respectively that, without the prior written consent of the Buyer, the Seller shall not (and shall procure that each member of the Norwich Union and RAC Group shall not), in any capacity and whether directly or indirectly, on the Seller’s own behalf, on behalf of any other person or jointly with any other person, within the Restricted Period:

(a)	carry on or be engaged or employed in or concerned in, or provide any advice or assistance to, or be interested in any business which is, or is about to be, engaged in the sale of the Restricted Services in the Restricted Area in competition with the Company;

(b)	employ or engage, or seek to employ or engage, solicit or contact with a view to the engagement or employment of, the Senior Individual, whether or not that person would breach any contract with any member of the Buyer’s Group by leaving its service;

(c)	solicit or endeavour to solicit business from any Customer for any Restricted Services; or

(d)	supply or seek to supply to any Customer any Restricted Services.

10.3	The Seller undertakes to the Buyer and the Company respectively that, save with the prior written consent of the Buyer or pursuant to any of the Commercial Agreements, it shall not (and shall procure that each member of the Norwich Union and RAC Group shall not) at any time after Completion use in the course of any business:

(a)	the words “HPI” or “HPI Check” or anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words or marks; or

(b)	any telephone numbers used by the Company for the operation of its business at Completion; or

(c)	any of the Company IPR.

10.4	The Parties agree that the rights and restrictions set out in this clause 10 are considered fair and reasonable to protect the legitimate business interests of the Buyer and the Seller shall not plead that the restrictions are void and unenforceable as going beyond what is fair and reasonable in all circumstances in respect of any claims made under this clause 10.

10.5	Subject to clauses 10.6, 10.7 13.3 (Announcements:) and the Commercial Agreements, the Seller undertakes to the Buyer (for itself and as trustee for the Company) that it shall not (and shall procure that each member of the Norwich Union and RAC Group shall not) at any time after Completion directly or indirectly, whether by itself, its employees or agents or otherwise howsoever without the consent of the Buyer use, whether on its own behalf or on behalf of any other person, or divulge to any other person, any Confidential Business Information.

10.6	The restrictions in clause 10.5 will not apply:

(a)	in respect of any Confidential Business Information which is in or becomes part of the public domain, other than through a breach of the obligations of confidentiality set out in this Agreement; or

(b)	to the Seller to the extent that it is required to disclose Confidential Business Information by any applicable law or regulatory body or the rules of any securities exchange to which it is subject; or

(c)	to the disclosure of Confidential Business Information to an adviser for the purposes of advising the Seller in connection with the transaction contemplated by this Agreement provided that such disclosure is essential for these purposes and is on the basis that clause 9.8(b) applies to such disclosure.

10.7	Notwithstanding the provisions of clause 10.2, neither the Seller nor any member of the Seller’s Group shall be prohibited from:

(a)	holding in aggregate up to 5 per cent of the issued share capital of any company which is or is about to be engaged in the supply of the Restricted Services or any of them in competition with the Company and the shares of which are listed or dealt in on a Recognised Investment Exchange (as defined by section 285 of the Financial Services and Markets Act 2000);

(b)	being involved (including, but not limited to, the entering into of any joint venture or partnership) with, or acquiring, any company or business (“Acquired Business”) where an incidental part of the activity of such company or business is the supply of the Restricted Services or any of them in the Restricted Area in competition with the Company (“incidental” for the purpose of this sub-clause being 25% or less of the turnover or profits of the company or business in question) (“Competing Part”). If the Seller (or relevant Seller Group Company) acquires an Acquired Business and the Seller (or relevant Seller Group Company) subsequently proposes to dispose of the Competing Part, at any time during the Restricted Period, then the Seller shall (or shall procure that the relevant Seller Group Company shall) procure that the Buyer is offered a reasonable opportunity not exceeding 60 days to consider and make an offer for the acquisition of the Competing Part prior to the Competing Part being offered for sale to a third party purchaser. Any such offer shall be considered in good faith by the Seller.

10.8	Nothing in this clause 10, shall be construed to restrict the rights of the Seller or any member of the Seller’s Group to use information or know-how (of the type described in clause 10.1) which relates to either the Seller or any member of the Seller’s Group, or relates to the Seller’s Group customers or suppliers and which has been obtained by virtue of such person being a customer or supplier of the Seller’s Group.

11	Payments

11.1	Payments to the Seller

Any amounts payable to the Seller pursuant to this Agreement will be paid by telegraphic transfer to the Seller’s Solicitors account (as may be notified to the Buyer in writing by the Seller for this purpose from time to time).

11.2	Seller’s Solicitors authorised to receive payments

The Seller’s Solicitors are hereby irrevocably authorised by the Seller so to receive any such amount and receipt of any such amount in such an account or the receipt of the Seller’s Solicitors for any such amount shall be good, valid and effectual discharge for the Buyer in respect of such amount.

12	Guarantee in respect of the Buyer

12.1	Subject to the provisions of clause 13.11, the Guarantor irrevocably and unconditionally:

(a)	guarantees to the Seller the due and punctual performance of each obligation of the Buyer contained in clauses 4.1, 9.9(a), 9.9(b)(i), 9.9(b)(iii)(A), paragraph 3 of schedule 2 and paragraphs 2.1 and 6 of schedule 8 of this Agreement (Payment Clauses);

(b)	shall indemnify the Seller in respect of any reasonable expenses incurred by the Seller or any member of the Seller’s Group in seeking to recover any monies due to it under the Payment Clauses from the Buyer,

If the Buyer is in default under any of the Payment Clauses, the Guarantor shall on demand by the Seller perform all such obligations of the Buyer pursuant to the provisions of the Payment Clauses as if it were primarily liable for the obligations under such clauses.

12.2	The Guarantor’s obligations under clause 12.1 are primary obligations and not those of a mere surety. If an obligation of the Buyer is void, voidable or unenforceable for any reason, the Guarantor’s obligations under this clause are unaffected and the Guarantor shall perform the Buyer’s obligations as if it were primarily liable for the performance.

12.3	The Guarantor’s obligations under clause 12.1 are continuing obligations and shall remain in full force until all the obligations of the Buyer pursuant to the Payment Clauses have been fully performed and all sums payable by the Buyer have been fully paid.

12.4	The Guarantor’s liability under clause 12.1 shall not be affected by:

(a)	any intermediate payment or settlement of account or by any change in the constitution or control of, or the insolvency of, or bankruptcy, winding-up or analogous proceedings relating to the Buyer;

(b)	any agreement or arrangement which the Seller makes with the Buyer or with any person which (but for this clause 12.4) would or might operate to diminish or discharge the liability of a surety;

(c)	any re-arrangement or alteration of terms (whether of this Agreement or otherwise); or

(d)	any forbearance, neglect or delay in seeking performance of the obligations imposed by this Agreement or any granting of time for such performance.

12.5	Until the full and final discharge of all obligations (whether actual or contingent) which are the subject of the guarantee and indemnity in this clause, the Guarantor:

(a)	waives all rights it has or may have to require the Seller to proceed first against, or claim payment from, the Buyer;

(b)	until such time as all obligations of the Buyer under this Agreement for which the Guarantor may be responsible are satisfied in full, waives all rights of subrogation, indemnity and reimbursement against the Buyer and agrees not to demand or accept any security from the Buyer in respect of any such rights and not to prove in competition with the Seller in the insolvency, liquidation or bankruptcy of the Buyer; and

(c)	agrees not to claim or enforce payment (whether directly or by set-off, counterclaim or otherwise) of any amount which may be or has become due to the Guarantor by the Buyer if and so long as the Buyer is in default of the provisions of the Payment Clauses.

12.6	The guarantee and indemnity in this clause shall extend to all reasonable costs and expenses incurred by the Seller in enforcing this guarantee and indemnity and/or in suing for or recovering any monies due to it under or in respect of the obligations which are the subject of the guarantee and indemnity in this clause.

13	General

13.1	Notices:

(a)	Any notice under this Agreement will be effective only if it is in writing. Notices given by fax, e-mail or any other form of non-permanent display will not be effective, even if actually given.

(b)	References to a notice under this Agreement include any notice, claim, demand or other document to be delivered to any Party in connection with this Agreement or any dispute arising in connection with this Agreement.

(c)	Language of notices: Any notice or other document to be given under this Agreement shall be in writing in the English language.

(d)	Addresses for notices: A Notice to be given to either of the Parties shall be sent to its registered office for the time being. A Party may change its notice details for the purpose of this clause 13.1 by giving notice to the other Party in accordance with this clause 13.1.

(e)	Proof of notice being properly given. In proving the giving of a notice, it will be conclusive evidence to prove:

(i)	if delivered by hand, that it was left at the relevant address; or

(ii)	if sent by post, that it was properly addressed and posted,

in each case in accordance with the relevant details set out above.

(f)	When notices are to be deemed received: In the absence of evidence of earlier receipt, if a notice is:

(i)	delivered by hand:

(A)	between 9.00 am and 5.00 pm on a Business Day (such time period being referred to as within Business Hours), it will be deemed received when so delivered; or

(B)	outside Business Hours, it will be deemed received at 9.00 am on the next Business Day after the time of delivery;

(ii)	sent by post:

(A)	on a Business Day, it will be deemed received at 9.00 am on the second Business Day after the day on which it was posted; or

(B)	not on a Business Day, it will be deemed received at 9.00 am on the third Business Day after the day on which it was posted.

13.2	Assignment and third party rights:

(a)	Unless this Agreement expressly states otherwise, no right or obligation arising under this Agreement or any other Transaction Document may be assigned, transferred or otherwise disposed of, in whole or in part, without the prior written agreement of the other Party and provided that any such assignment shall not operate to extend or increase the liability of any Party hereunder.

(b)	Notwithstanding clause 13.2(a), the benefit (but not the burden) of this Agreement (and/or the benefit of any document entered into pursuant to or in connection with it) may be assigned, in whole or in part, at any time and on more than one occasion by a Party to any member of that Party’s Group at that time. However, the assignee shall only be entitled to enforce the benefit assigned to it whilst it remains a member of the relevant Party’s Group. Before the assignee ceases to be a member of the relevant Party’s Group, the relevant Party shall procure that the assignee reassigns the benefit that has been assigned to it pursuant to this clause to the relevant Party (or another member of the relevant Party’s Group at that time). The Buyer shall be entitled to assign the benefit of this Agreement to its group bankers from time pursuant to any group security arrangements subsisting from time to time.

(c)	A Party shall immediately give the other Parties notice of any action taken by it in accordance with this clause 13.2.

(d)	References in this Agreement to a party will, except where the context requires otherwise, include its successors in title and permitted assignees.

(e)	Subject to clause 13.2(f), unless this Agreement expressly states otherwise:

(i)	a person who is not a Party to this Agreement has no right to enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999; and

(ii)	if a person who is not a Party to this Agreement is stated to have the right to enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, the Parties may rescind or vary this Agreement (and Transaction Documents) without the consent of that person.

(f)	The terms of this Agreement may be enforced by the Company, any member of the Buyer’s Group and any Officer subject to and in accordance with the terms of this Agreement and the Contracts (Rights of Third Parties) Act 1999 where it is reasonably apparent from the terms of this Agreement that the Parties intend that the relevant provision should be enforceable by the Company and/or any such member of the Buyer’s Group and/or Officer.

13.3	Announcements:

(a)	Subject to clause 13.3(b) no announcement, communication or circular in connection with the existence or the subject matter of this Agreement (or any other Transaction Document) shall be made or issued by or on behalf of a Party without the prior written approval of the other Parties (such approval not to be unreasonably withheld or delayed).

(b)	Clause 13.3(a) does not apply to any public announcement, communication or circular:

(i)	made or issued by the Buyer after Completion to a customer, client or supplier of the Company solely for the purposes of informing it of the Buyer’s purchase of the Sale Shares ;

(ii)	required to be made by any applicable law or regulatory body or the rules of any securities exchange to which it is subject, but the Party with an obligation to make an announcement shall consult with the other Parties insofar as is reasonably practicable prior to complying with such an obligation; or

(iii)	to which the other Party has given its prior written approval, such approval not to be unreasonably withheld or delayed.

13.4	Entire Agreement:

(a)	This Agreement (with the other Transaction Documents) sets out the entire agreement and understanding between the Parties in connection with the sale and purchase of the Sale Shares and other matters described in them.

(b)	Each of the Parties acknowledges that it is not relying on any statement, warranty, representation, collateral contract or other assurance given or made by any of the Parties in relation to the subject matter of this Agreement, save for those expressly set out in this Agreement and the other Transaction Documents. Each Party waives all rights and remedies which, but for this clause 13.4(b), might otherwise be available to it in respect of any such statement, warranty, representation, collateral contract or other assurance not set out in this Agreement or any other Transaction Document. Nothing in this clause 13.4(b) will exclude or limit any liability for fraud.

13.5	Alterations: Any alteration to this Agreement must be in writing, refer specifically to this Agreement and be duly executed by each Party.

13.6	Severability: If any provision in this Agreement is or at any time becomes to any extent invalid, illegal or unenforceable under any enactment or rule of law, such provision will to that extent be deemed not to form part of this Agreement but the validity, legality and enforceability of the remainder of this Agreement will not be affected, provided that the operation of this clause 13.6 would not negate the commercial intent and purpose of the Parties in entering into this Agreement.

13.7	Counterparts: This Agreement may be entered into in the form of two or more counterparts, each executed by one or more of the Parties but, taken together, executed by all and, provided that all the Parties so enter into this Agreement, each of the executed counterparts, when duly exchanged and delivered, will be deemed to be an original, but, taken together, they will constitute one instrument.

13.8	Payment of costs: Except where this Agreement or another Transaction Document provides otherwise, each Party shall pay his/its own costs and expenses incurred in relation to the negotiation, preparation and completion of this Agreement and each Transaction Document. The Buyer shall be liable for and shall pay any stamp duty payable in respect of the transfer of shares pursuant to this Agreement.

13.9	Continuing effect of this Agreement: All provisions of this Agreement and any other Transaction Document will, so far as they are capable of being performed or observed, continue in full force notwithstanding Completion, except for those matters then already performed and Completion will not constitute a waiver of any of the Buyer’s rights in relation to this Agreement or any other Transaction Document.

13.10	Waiver

(a)	A waiver of any term, provision or condition of, or consent granted under, this Agreement shall be effective only if given in writing and signed by the waiving or consenting Party and then only in the instance and for the purpose for which it is given.

(b)	No failure or delay on the part of any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)	Subject to schedule 4, rights and remedies provided in this Agreement are cumulative with and not exclusive of any rights or remedies provided by law.

13.11	Set-off and Witholdings

(a)	Subject to the provisions of clauses 13.11(b) and 13.11(c), the Buyer and the Guarantor shall not be entitled to set off or withhold any sum due to the Buyer from the Seller against any sum due to the Seller from the Buyer and/or the Guarantor under or in relation to this Agreement (including the Deferred Consideration) and all such sums shall be paid in full without any set-off, counterclaim, retention, deduction or withholding whatsoever (other than as required by law) and the Buyer and the Guarantor expressly waive any such right they might otherwise have to make in respect of such sums.

(b)	The Buyer and/or Guarantor shall be entitled at any time and from time to time to set off against any amount due and payable to the Seller any amount which:

(i)	is determined to be payable, by the Seller to the Buyer, pursuant to a judgement of a court of competent jurisdiction which is not subject to appeal; or

(ii)	the Seller has agreed in writing is due and payable by the Seller to the Buyer;

(iii)	is not refunded within 10 Business Days of receipt by the Seller of a written demand from the Buyer pursuant to paragraph 12.10(a) of part 1 of schedule 6.

(c)	The Buyer and/or Guarantor shall be entitled at any time and from time to time to make a withholding, pursuant paragraph 12.9 of part 1 of schedule 6, from any amount due and payable to the Seller in respect of the Deferred Consideration and/or the Guaranteed Loan Note.

13.12  Reduction or Increase in Consideration

(a)	Any payment made by the Seller in respect of any Claim or claim made under the Tax Covenant will take effect as a reduction in the Purchase Price in respect of such claim.

(b)	Any payment made by the Buyer to the Seller pursuant to an indemnity will take effect as an increase in the Purchase Price.

14	Choice of law and submission to jurisdiction

14.1	This Agreement shall be governed by and construed in accordance with English law, and all claims and disputes between the Parties or any of them arising out of or in connection with this Agreement (whether or not contractual in nature) will be determined in accordance with English law.

15	Resolution of Disputes

15.1	Escalation procedure: If either Party (Claimant) reasonably considers that it may have a claim and a right to commence arbitration proceedings against the other in relation to any of the Transaction Documents then, prior to the relevant Party taking any such action, the Claimant will serve notice on the other Parties specifying in reasonable detail the nature of the claim so as to identify the grounds of the claim and the factual basis of it and, so far as is practicable, an estimate of the amount claimed in respect of it. Within 10 Business Days of service of such notice, the Parties will meet to discuss the Claimant’s concerns. If, following such meeting and the expiry of the said 10 Business Days, an agreement has not been reached between the Parties as to what action shall be taken, then the matter shall be referred to the Chairman of the Board of Directors of the Seller and the General Counsel (or his designee) of the Guarantor (on behalf of the Buyer) for resolution within a further 10 Business Days and, if they are unable to agree within that period, then arbitration proceedings may be commenced under clause 15.2.

15.2

Arbitration: Following compliance with the Escalation Procedure pursuant to clause 15.1, or in the event of any failure by one or other of the Parties to comply with the terms thereof, any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination shall be referred to and finally resolved by arbitration under the London Court of International Arbitration (LCIA) rules (Rules), which Rules, as amended by this Agreement, are deemed to be incorporated by reference into this clause. The number of arbitrators shall be one and he shall be a Queens Counsel and practising member of the English Bar (Arbitrator), appointed by agreement between the Parties within 10 Business Days of a written request by one of the Parties to the other for the dispute to be referred to arbitration pursuant to this clause. Within 5 Business Days of the agreement between the Parties on the identity of the Arbitrator, the Claimant shall forward to the Registrar of the LCIA a request pursuant to Article 1 of the Rules which shall include the name and contact details of the Arbitrator required by Rule 1(e). In the absence of agreement between the Parties on the appointment of the

Arbitrator within 10 Business Days of the request therefor, then either Party may serve a request on the Registrar of the LCIA Court pursuant to Article 1 of the Rules and ask the LCIA Court to appoint the Arbitrator pursuant to Article 5 of the Rules. Article 6 of the Rules shall not apply. The seat of arbitration shall be London, England and the language to be used in the arbitral proceedings shall be English.

15.3	Interim and conservatory relief: For the avoidance of doubt, nothing in clause 15.1 or 15.2 shall prevent either Party seeking interim or conservatory relief in support of existing or prospective arbitration proceedings from any court of competent jurisdiction.

15.4	Application of schedules: For the avoidance of doubt, clauses 15.1 and 15.2 shall not apply to any issue or dispute which this Agreement provides is to be determined pursuant to the provisions of:

(a)	Part 2 of schedule 8 to this Agreement; or

(b)	paragraph 7 of Part 1 of Schedule 6;

save that clauses 15.1 and 15.2 shall apply where the issue or dispute concerns whether a Party is in breach of any of the provisions of schedule 8 or schedule 6 (as the case may be).

Executed as a deed by the Parties or their duly authorised representatives on the date of this Agreement.

Schedule 1

Company details

Name:	HPI Limited

Incorporation details:	Registered in England and Wales, number 4068979 on 6 September 2000

Registered office:	St Helens, 1 Undershaft, London EC3P 3DQ

Authorised share capital:	£50,000 divided into 5,000,000 ordinary shares of 1p each

Shareholder:	The issued share capital is held as follows:

	Number and class of shares	Registered holder	Beneficial owner
	3,035,002 Ordinary Shares	RAC plc	RAC plc

Directors:	Joseph Doyle Jonathan Ballin (resigning at Completion) Alison Deborah Hewitt (resigning at Completion) John Paul De Freitas (resigning at Completion)

Secretary:	Aviva Company Secretarial Services Limited (resigning at Completion)

Auditors:	Ernst and Young LLP

Accounting reference date:	31 December

Mortgages or charges	None

Schedule 2

Completion matters

1	Documents and other items to be delivered by the Seller

1.1	At Completion, the Seller shall deliver the following documents and other items to the Buyer:

(a)	The Sale Shares: duly executed stock transfer forms for the Sale Shares in favour of the Buyer;

(b)	Share certificates: share certificates for the Sale Shares or an indemnity for any lost share certificate in the agreed form;

(c)	Powers of attorney: duly executed powers of attorney or other authorities in the agreed form under which this Agreement or any of the other Transaction Documents (including the stock transfer forms referred to above) has been executed (if any);

(d)	Transaction Documents: the following Transaction Documents duly executed by the Seller (or the appropriate member of the Seller’s group (as the case may be)):

(i)	the Disclosure Letter;

(ii)	each of the Commercial Agreements;

(iii)	the Esso Side Letter;

(iv)	the Maintenance Side Letter;

(v)	the Software AG Letter;

(vi)	the IP Assignment; and

(vii)	the Subordination Agreement.

(e)	Statutory records and minute books: as agent for the Company:

(i)	its statutory and minute books;

(ii)	its common seal (if any);

(iii)	its certificate of incorporation and any certificates of incorporation on change of name; and

(iv)	copies of its memorandum and articles of association;

(f)	Directors’ and secretaries’ resignations: written resignations in the agreed form from each director and secretary of the Company identified in schedule 1 as resigning on Completion from their respective offices with the Company;

(g)	Deeds to the Properties: save to the extent held by or on behalf of the Company, all title deeds relating to the Properties;

(h)	Management Accounts: Management Accounts of the Company;

(i)	the Locked Box Accounts;

(j)	Consent Letters: consent letters in the agreed form signed by those Employees who were previously employed by Aviva Employment Services Limited.

2	Obligations of the Seller

2.1	Board meeting: At Completion, the Seller shall procure that a duly convened and quorate board meeting of the Company is held at which:

(a)	Registration of the Share transfer: the transfers of the Sale Shares are resolved to be registered (subject only to their being duly stamped);

(b)	Appointments and resignations of director(s): the following persons are validly appointed as additional directors of the Company;

(i)	Tony Aquila;

(ii)	Renato Giger; and

(iii)	Jason Brady

(c)	on the appointments referred to in paragraph 2.1(b) being made, the persons identified in schedule 1 as resigning on Completion cease to be directors of the Company;

(d)	Appointment and resignation of secretary: Joseph Doyle is appointed as secretary of the Company in place of the retiring secretary:

(e)	Transaction Documents: the execution of all relevant Transaction Documents are approved.

3	Obligations of the Buyer

Payment of Initial Cash Consideration: pay the Initial Cash Consideration to the Seller in accordance with clause 11.1 (Payments);

4	Documents and other items to be delivered by the Buyer

At Completion, the Buyer shall deliver the following documents and other items to the Seller:

(a)	Transaction Documents: the following Transaction Documents duly executed by the relevant parties:

(i)	the counterpart of the Disclosure Letter;

(ii)	each of the Commercial Agreements;

(iii)	the New Software AG Agreement;

(iv)	the Esso Side Letter;

(v)	the Maintenance Side Letter;

(vi)	the Software AG Letter;

(vii)	the IP Assignment and

(viii)	the Subordination Agreement.

(b)	Issue of the Guaranteed Loan Note: deliver to the Seller a definitive certificate in respect of the Guaranteed Loan Note and a certified copy of the instrument constituting the same, in each case duly executed by the Buyer and the Guarantor;

(c)	Board minutes: deliver to the Seller a certified copy of the board minutes in the agreed form:

(i)	of the Buyer authorising the execution and performance of this Agreement and each Transaction Document to be executed by the Buyer on the date of this Agreement; and

(ii)	of the Guarantor authorising the execution and performance of this Agreement and each Transaction Document to be executed by the Guarantor.

5	Joint obligations of the Buyer and the Seller

5.1	At Completion, the Buyer and the Seller shall join in procuring that:

(a)	Bank mandates: all existing bank mandates in force for the Company be altered (in such manner as the Buyer requires at Completion) to reflect the resignations and appointments referred to in paragraph 2.1; and

(b)	Registered Office: the registered office of the Company be changed to 30 St Mary Axe, London, EC3A 8AF.

Schedule 3

Warranties

1	General

Contents of this schedule

This schedule 3 is set out in the following paragraphs:

1	General

2	Accounts and Management Accounts

3	Finance, borrowings and liabilities

4	The Business, trading and disposals

5	Assets

6	Directors and employees

7	Pension arrangements

8	Information technology

9	Intellectual Property

10	Property matters and interests in land

11	Environmental and health and safety matters

12	Litigation, disputes and investigations

13	Insurance

14	Compliance and regulatory

15	Constitutional and the Seller

16	Insolvency

17	Transactions with the Seller’s Group

18	Information

2	Accounts and Management Accounts

2.1	The Accounts:

(a)	comply with the requirements of the Companies Acts;

(b)	comply with all current statements of standard accounting practice and financial reporting standards applicable to a company incorporated in the United Kingdom and have been prepared in accordance with the historical cost convention; and

(c)	give a true and fair view of:

(i)	the state of affairs of the Company as at the Accounts Date; and

(ii)	the profit or losses of the Company for the financial year ended on that date.

2.2	The Accounts have been prepared on a basis consistent with the audited accounts of the Company for the three prior accounting periods ending on the Accounts Date.

2.3	Management Accounts

The Management Accounts have been prepared on a basis consistent with the Accounts, each of the Management Accounts fairly present the financial operations of the Business for the period to which they relate and fairly reflect the financial position of the Company for the period to which they relate.

2.4	Accounting reference date

The accounting reference date of the Company is and has at all times during the last 5 years been 31 December.

2.5	Transactions since the Accounts Date

Since the Accounts Date:

(a)	the Business has been carried on in the ordinary course and in the same manner as immediately before the Accounts Date;

(b)	no loan or loan capital has been repaid by the Company in whole or in part or has become liable to be so repaid; and

(c)	other than in respect of a Permitted Payment, the Company has not declared, paid or made any dividend or other distribution.

2.6	Material adverse change

Since the date to which the Management Accounts were prepared, there has been no material adverse change in the financial or trading position or, so far as the Seller is aware, prospects of the Company.

3	Finance, borrowings and liabilities

3.1	Overdraft, loan and other finance facilities

Full details of all:

(a)	overdraft, loan and other financial facilities available to the Company; and

(b)	save for Small Lease Agreements (as defined below), agreements or arrangements for hire or rent, hire-purchase, conditional sale or purchase by way of credit or instalment payment to which the company is a party (each a Lease Agreement),

(including any Security Interest relating to such facilities, agreements or arrangements) and true and correct copies of all documents relating to such facilities, agreements or arrangements are attached to the Disclosure Letter.

For the purposes of this schedule, a Small Lease Agreement is any agreement or arrangement for hire or rent, hire-purchase, conditional sale or purchase by way of credit or instalment payment to which the Company is a party where:

(i)	individually the annual payments thereunder do not exceed £1,000; and

(ii)	in aggregate the annual payments for all Small Lease Agreements do not exceed £15,000;

3.2	The Company has not factored any of its debts or discounted any of its debts or engaged in financing of a type which would not need to be shown or reflected in the Accounts.

3.3	The Company is not subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

3.4	No guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given by or entered into by the Company and the Company is not responsible for the indebtedness, or for the default in the performance or any obligation in respect of borrowings of any third party.

3.5	No finder’s fees or brokerage payable by the Company

No-one is entitled to receive from the Company any finder’s fee, brokerage or commission or other benefit in connection with the sale of the Sale Shares .

4	The Business, trading and disposals

4.1	Standard terms on which the Company trades

The Company has not entered into any agreement or arrangement with any customer or supplier on terms materially different from its standard terms of business, copies of which are attached to the Disclosure Letter.

4.2	Restrictions on the Company

There is no agreement or arrangement which restricts the fields in which the Company may carry on its business.

4.3	Confidentiality or secrecy arrangements which restrict the Company’s activities

Save in the normal course of the Business, the Company is not a party to any confidentiality or secrecy agreement or undertaking or other arrangement which may restrict its use or disclosure of any information.

4.4	Consents required

So far as the Seller is aware the Company has obtained all consents which it requires from third parties to carry on the Business as presently conducted.

4.5	Terms of contracts to which the Company is a party

(a)	There is no agreement or arrangement to which the Company is a party which has been entered into otherwise than in the ordinary and normal course of trade and on arm’s length commercial terms.

(b)	The Company is not a party to any contract, obligation or arrangement which imposes any commitment on the Company to obtain or supply services exclusively from or to any person.

(c)	The Company is not a party to any contract, obligation or arrangement which contains any commitment for the supply or purchase of goods or services where the supply, purchase or delivery may take place more than 12 months after the time of fixing of the price.

(d)	The Company is not a party to any contract, obligation or arrangement which is incapable of termination by the Company in accordance with its terms on no more than 6 months’ notice.

(e)	The Company is not a party to any contract, obligation or arrangement which gives any party an option to acquire or dispose of any asset or requires another person to do so.

(f)	No party with whom the Company has entered into a material contract with has given notice of its intention to terminate, or, so far as the Seller is aware, has sought to repudiate or disclaim, the agreement.

(g)	Neither the Company, nor so far as the Seller is aware any party with whom the Company has entered into a material contract, is in material breach of such contract.

(h)	The Company is not a party to any contract, obligation or arrangement which involves partnership, joint venture, consortium or similar arrangement.

4.6	Trading with the Seller’s Group

There is no present intention for the Seller or any member of the Seller’s Group to materially reduce or terminate its existing ordinary course trading arrangements with the Company other than in accordance with the terms of the Commercial Agreements.

4.7	Key contracts

Accurate and complete copies of the Company’s contracts with each of the DVLA, Police (NPIA), NCC, NUI, Bank of Scotland, RBS Insurance Services, Unipart, Lombard North Central, eBay International, Inchcape Group, GMAC, Activant Solutions, Vertu Motors, Swift Group, BMW Financial Services, Pendragon Group, Bailey Caravans, Volkswagen Financial Services, Experian, Software AG, IBM, Selectamark, Sytner, SMMT, CAP, Eurotax Glass and DVA (Key Contracts and each a Key Contract) are attached to the Disclosure Letter. (Those counterparties to a Key Contract highlighted in bold being a Key Supplier and all other counterparties a Key Customer).

4.8	Each Key Contract is binding on the Company and so far as the Seller is aware each Key Contract is binding on the counterparty to such Key Contract.

4.9	The Company has not defaulted under or breached a Key Contract and, so far as the Seller is aware, no other party to a Key Contract has defaulted under or breached such a contract.

4.10	No notice of termination of a Key Contract has been received or served by the Company.

4.11	The Company is not party to any agreement with any of the Key Customers or Key Suppliers save for the Key Contracts.

4.12	So far as the Seller is aware (having made no enquiry of any Key Customer or Key Supplier for this purpose) the acquisition of the Sale Shares by the Buyer will not result in any Key Customer or Key Supplier terminating any agreement with the Company. So far as the Seller is aware (having made no enquiry of any Key Customer or Key Supplier for this purpose) no Key Customer or Key Supplier has any intention to terminate any agreement with the Company or alter the terms of any agreement with the Company.

4.13	In respect of those audits carried out by DVLA and the Police (NPIA) in the last four years, in respect of the Company’s compliance with its obligations under its contracts with those organisations no material adverse findings were notified where such matter, the subject of the adverse finding, continues to subsist.

5	Assets

5.1	Asset Register

The Company keeps an up to date plant register of the fixed assets used by it in the Business (Fixed Assets) and a copy of the register dated 30 November 2008 is attached to the Disclosure Letter and such details are true and accurate in all material respects.

5.2	Ownership of Fixed Assets free from third party rights

(a)	Save for assets held under Lease Agreements, Small Lease Agreements and Permitted Security Interests (as defined in paragraph 5.2(b) below), the Fixed Assets are legally and beneficially owned by the Company free from any Security Interest (or any agreement or commitment to create a Security Interest) and are in the possession and control of the Company.

(b)	For the purposes of this paragraph, Permitted Security Interest means:

(i)	any lien arising in the ordinary course of the Business to secure amounts which are not material;

(ii)	any unpaid vendor’s or supplier’s lien arising in the ordinary course of the Business to secure amounts due for goods or services sold or supplied; and

(iii)	liens arising by operation of law, including a banker’s lien.

5.3	Assets owned by the Seller’s Group

No assets or rights (other than rights as shareholders in the Company) relating to the business of the Company are owned or otherwise enjoyed by or on behalf of any member of the Seller’s Group.

5.4	Sufficiency of assets

So far as the Seller is aware, other than the Fixed Assets, assets held under Lease Agreements, and save as provided for under this Agreement, the Commercial Agreements and the Transitional Services Agreement, there are no other assets, facilities or services not currently possessed or legally used by the Company required to conduct the Business in the same way the Business is conducted at the date of this Agreement.

6	Directors and employees

6.1	Definitions and interpretation

In this paragraph 6, the following expressions shall, unless the context otherwise requires, have the following meanings:

Collective Agreements shall have the meaning given under s178 of the 1992 trade union act (TULRCA) and means an agreement for collective bargaining with a recognised trade union.

Employment Legislation: legislation applying in England and Wales affecting contractual and other relations between employer and their employees or workers including, but not limited to, any legislation and any amendment, extension, or re-enactment of such legislation and any claim arising under European treaty provisions or directives enforceable against the Company by any Employee or Worker.

6.2	Details of employees

There is a schedule attached to the Disclosure Letter showing the following details of all Employees namely:

(a)	job position;

(b)	emoluments (including any bonus or commission arrangements and any non-cash benefits);

(c)	date of commencement of employment or of any previous employment with which such employment is continuous;

(d)	whether or not a member of the Company’s pension scheme(s);

(e)	the length of notice necessary to terminate each contract, or if for a fixed term, the expiry date of the fixed term contract;

(f)	full and accurate details and individual calculations of all relevant entitlements on redundancy for each Employee

6.3	The only employees of the Company are the Employees. There are no other individuals who are assigned to or engaged in the Business who could transfer to the Company under TUPE or otherwise.

6.4	The Company has complied with its obligations under the provisions of the Employment Rights Act 1996, the Equal Pay Act 1970 and/or Article 141 of the Treaty of Rome, the Working Time Regulations 1998, the Employment Act (Dispute Resolution) Regulations 2004 and all legislation covering discrimination in the workplace.

6.5	Copies of contracts of employment and consultancy agreements

Copies of a representative sample of the contracts of employment between the Company and each of the Employees and any other documents currently in force relating to the employment of the Employees are attached to the Disclosure Letter, and copies of (or in the event of no written agreements being in existence, the terms of) any consultancy agreements (if any) currently in force to which the Company is a party.

6.6	Changes since the Accounts Date

(a)	Since the Accounts Date, no material change has been made by the Company to the terms of employment of any of the Employees.

(b)	Since the date of the Management Accounts, no Employee has given notice terminating his contract of employment or is under notice of dismissal and no amount due to or in respect of any Employee or former employee is in arrear and unpaid other than his salary for the month current at the date of this Agreement and in respect of the reimbursement of expenses.

(c)	No negotiations for any increase in the remuneration or benefits of any Employee of the Company are currently taking place.

6.7	No disputes in relation to employees

(a)	The Company is not involved in any dispute or claim under any Employment Legislation or otherwise with any of its Employees or any former employees and, so far as the Seller is aware, there are no present circumstances (including Completion) which are likely to give rise to any such dispute or claim.

(b)	There is no existing, or so far as the Seller is aware, pending dispute between the Company and any material number or category of its Employees or any trade union or other organisation formed for a similar purpose.

6.8	Collective Agreements

The Disclosure Letter contains copies of any Collective Agreements which apply to any Employee concerning the Company.

6.9	Share options/incentive plans

The Company does not have and is not proposing to introduce any share incentive scheme, share option scheme or profit sharing bonus or other incentive scheme for any director, officer or Employee.

7	Pension arrangements

7.1	Definitions and interpretation

In this paragraph 7, the following expressions shall, unless the context otherwise requires, have the following meanings:

Pension Arrangement means an agreement, arrangement, scheme, custom or practice for the payment of any pensions, allowances, lump sums or other benefits on death, ill-health, accident, disability, retirement or termination of employment

Pension Scheme means the HPI Limited Pension Scheme provided by Norwich Union which is a registered pension scheme within the meaning of Section 150(2) of the Finance Act 2004.

7.2	Pension arrangements

(a)	Save in relation to the Pension Scheme there is not and has not been in operation, and no proposal has been announced to enter into or establish, and the Company does not contribute to and has not contributed to, any Pension Arrangement for or in respect of any of the Company’s employees or officers or any dependant of such an employee or officer.

(b)	Details of the Pension Scheme are attached to the Disclosure Letter and all such details are true and accurate in all material respects and no proposal or assurance (whether oral or written) has been announced or given to any employee regarding the continuance, discontinuance, increase, decrease, improvement or worsening of any pension, allowance, lump sum or other like benefits on or in anticipation of or after retirement, death, ill-health, accident, disability or termination of employment (whether voluntary or not and whether or not in connection with the Pension Scheme).

(c)	There is no contribution payable to the Pension Scheme which has fallen due but is unpaid. All contributions are paid monthly in arrears.

(d)	There are no outstanding liabilities in respect of any previous pension scheme operated by the Company and all sums to which members were entitled under such scheme have been transferred in accordance with the section 32 buyout policy entered into by the Company.

(e)	There are no active members of the Pension Scheme who are not employees of the Company.

8	Information technology

8.1	In this paragraph 8, unless the context otherwise requires:

IT Systems means all items of computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) owned by, used by, leased by or licensed to the Company.

IT Contracts means all agreements and arrangements under which any third party provides any element of, or services relating to, the IT Systems, including leasing, hire purchase, licensing, maintenance and services agreements.

IT Contracts which are stated to be “material to the Business” include, but are in no way limited to, the Company and the Sellers Group’s contracts (under which the Company receives goods or services) with IBM United Kingdom Limited, IBM United Kingdom Financial Services Limited, Software AG, BT, AT&T, NTL (including Virgin), Novell (including Dell-Novell), Beta Systems Software Limited, Hyfinity Limited and Pinnacle.

8.2	An accurate description of the IT Systems and IT Contracts which are material to the Business is set out and/or referenced in the Disclosure Letter.

8.3	The IT Contracts are valid and binding on the Company and so far as the Seller is aware, on each counterparty thereto. The Company has not, and so far as the Seller is aware no counterparty has, materially breached any such IT Contract which is material to the Business. So far as the Seller is aware neither the Company nor a counterparty has materially breached any other IT Contract.

8.4	The Company has not received notice of any claims, disputes or proceedings arising under any IT Contracts and so far as the Seller is aware no such claims, disputes or proceedings are threatened.

8.5	Full and accurate copies of all IT Contracts which are material to the Business (other than those only relating to “off the shelf” software) (Relevant IT Contracts) have been made available to the Buyer as part of the Buyer’s due diligence before the Completion Date.

8.6	No IT Contract (as Disclosed with specific reference to this paragraph 8.6) contains any provision which allows it to be terminated or otherwise materially affected as a result of a change of control of the Company.

8.7	The Company has not received any notice or communication to the effect that any supplier under the Relevant IT Contracts (“Relevant Suppliers”) intends not to renew any Relevant IT Contract on its expiry on the same or substantially the same terms (subject to normal price reviews) and, so far as the Seller is aware (having made no enquiry of any Relevant Suppliers for that purpose), no Relevant Supplier intends not to renew any Relevant IT Contract on its expiry on the same or substantially the same terms (subject to normal price reviews).

8.8	The elements of the IT Systems:

(a)	subject to normal wear and tear having regard to the use to which they are put:

(i)	are in working order; and

(ii)	have not experienced any unscheduled downtime during the twelve months immediately preceding Completion that has had an adverse effect on the Business; and

(iii)	are not defective in any material respect and have not been materially defective or materially failed to function during the twelve months immediately preceding Completion;

(b)	the Company uses up to date anti-virus protection procedures and software in respect of the IT System in accordance with good industry practice, and, so far as the Seller is aware (having implemented the aforementioned anti-virus protection procedures and software), the IT Systems have not within the twelve months immediately preceding Completion contained nor been infected by any software virus or accessed by any unauthorised person.;

(c)	do not, in the Seller’s reasonable opinion, need to be replaced or upgraded during the 12 months immediately following Completion to meet the current business requirements and day-to-day operations of the Company (as at Completion);

(d)	have been supported and maintained and have the benefit of the relevant maintenance and support agreements referred to in the Disclosure Letter; and

(e)	are documented by written technical descriptions and manuals so as to enable them to be used and operated by any appropriately qualified personnel.

8.9	The Company has implemented technical and organisational procedures including in relation to off-site working (whether remotely, by use of documents on memory sticks or any other form of off-site working) where applicable, for ensuring the security of the IT Systems and the confidentiality and integrity of all data stored in it.

8.10	The Disclosure Letter contains details of the Company’s IT disaster recovery plan.

8.11	All records and data stored by the Company by electronic means are capable of ready access through the present IT Systems.

8.12	Computer software used by the Companies

The Company owns absolutely or possesses all necessary licences with respect to all software used in the Business and so far as the Seller is aware, no licence terms have been breached.

8.13	Ownership of Systems

All parts of the IT System, excluding software and those subject to the Transitional Services Agreement, used in the business of the Company are either:

(a)	owned and operated by and are under the control of the Company:

(i)	free from any Security Interest; and

(ii)	are not wholly or partly dependent on any facilities which are not under the ownership, operation or control of the Company,

or

(b)	leased or licensed from third parties.

8.14	Data protection

(a)	The Company has complied with the Data Protection Act 1998 and the Privacy and Electronic Communications (EC Directive) Regulations 2003 (Data Protection Laws).

(b)	The Company has not, in the 48 (forty-eight) months prior to Completion, received a notice or allegation from any relevant data protection supervisory authority, a data subject or other individual alleging non-compliance with the Data Protection Laws.

9	Intellectual property

9.1	Definitions

In this paragraph 9, unless the context otherwise requires:

Company IPR means all Intellectual Property owned and/or used by the Company

Intellectual Property means patents, registered designs, trade marks and service marks (whether registered or not and including applications for any of the foregoing), copyright, design right, trading names, domain names, rights in and to confidential information and know-how, trade secrets and rights in and to databases

Licensed IPR means all material Company IPR used by the Company which is licensed to it by a third party

9.2	Company IPR

(a)	Set out in Parts 1 and 2 (respectively) of document 9.2 attached to the Disclosure Letter are complete and accurate particulars of all registered Intellectual Property (including applications for such rights) and an accurate description of all material unregistered Intellectual Property owned by the Company (Owned IPR). Set out in Part 3 of document 9.2 attached to the Disclosure Letter is an accurate description of all Licensed IPR (excluding licences in respect of IT Systems and licences granted in the Commercial Agreements).

(b)	The Company is the sole legal and beneficial owner of the Owned IPR free from any Security Interest and the registered Owned IPR is in full force and effect and not subject to any application for cancellation, amendment, licence of right or compulsory licence.

(c)	The Company is not engaged in any litigation or other proceedings (whether legal or administrative) involving any of the Company IPR and so far as the Seller is aware, no such matters are pending or threatened nor, so far as the Seller is aware, are there any circumstances likely to give rise to any such proceedings.

(d)	All application, renewal and other official statutory and regulatory fees rendered to and received by the Company before the date of this Agreement relating to the administration of the Owned IPR or for the protection or enforcement of the Owned IPR have been duly paid.

9.3	No disposals of Intellectual Property since the Accounts Date

Since the Accounts Date, the Company has not sold or otherwise disposed of any Intellectual Property owned or used by the Company.

9.4	No infringement of Intellectual Property of third parties

So far as the Seller is aware:

(a)	the Company has not infringed the Intellectual Property of any other person;

(b)	the Company will not, at Completion, by using the Company IPR in the normal course of the Company’s Business (to the same extent the Business is conducted immediately prior to Completion), infringe the Intellectual Property of any other person;

(c)	having made no enquiry of any licensor of Licensed IPR:

(i)	the acquisition of the Sale Shares by the Buyer will not result in any such licensor terminating the relevant licence with the Company; and

(ii)	no such licensor has any intention to terminate the relevant licence with the Company or alter the terms of the relevant licence with the Company.

9.5	No right needed to use the Owned IPR as stated in 9.4(b) above will be terminated or adversely affected by Completion.

9.6	The Company has subsisting licences to use the Licensed IPR in the way and for the purpose that the Licensed IPR is used in the Business, and so far as the Company is aware those licences are valid. Those licences are binding on the Company and, so far as the Seller is aware, on each counterparty thereto. The Company has not served or received notice of termination of any of those licences. The Company is not in breach of any such licence.

9.7	No infringement of Company IPR

So far as the Seller is aware, there is, and within the 12 months immediately prior to Completion there has been, no actual or threatened infringement (including misuse of confidential information), nor so far as the Seller is aware is there any event likely to constitute an infringement or breach by any third party, of any of the Owned IPR.

9.8	Licences out to third parties

The Company has not granted and is not obliged to grant any licences under any Intellectual Property owned by it or licensed to it to any person.

10	Property matters and interests in land

10.1	Properties

The Properties comprise all the freehold and leasehold land owned, used or occupied by the Company.

10.2	No other liabilities

The Company does not have any actual or contingent obligations or liabilities (in any capacity including as principal contracting party or guarantor) in relation to any lease, licence or other interest in, or agreement relating to, land apart from the Properties.

10.3	Good title

(a)	The Company has a good title to the Properties for the freehold or leasehold interest indicated in schedule 5 and where appropriate, registered at the Land Registry and, unless disclosed in schedule 5, the Company is solely legally and beneficially entitled to the Properties for the relevant estate in possession and has in its possession, or under its control, all duly stamped deeds and documents necessary to prove the Company’s title to the Properties copies of which have been Disclosed.

(b)	The Properties are free from any mortgage, debenture, charge (whether legal or equitable and whether fixed or floating), rent charge, lien, option or other third party right of any kind whatsoever and the Company has not entered into any agreement or commitment to give or create any of them.

(c)	The Properties are not subject to the payment of any outgoings other than non-domestic local business rates and water and sewerage charges and all outgoings have been paid when due and none, so far as the Seller is aware, is disputed.

(d)	There are no circumstances which (with or without taking other action) would entitle any third party to exercise a right of entry to, or take possession of all or any part of the Properties, or which would in any other way affect or restrict the continued possession, enjoyment or use of any of the Properties

(e)	The Company has not (nor, so far as the Seller is aware, has anyone on its behalf) expressly or impliedly waived any breach by any person of any covenant, agreement, restriction, stipulation or obligation relating to the Properties which in any such case is material to the Company’s occupation or ownership of the Properties.

(f)	All of the Properties are actively used by the Company in connection with the Business.

(g)	All written replies given by or on behalf of the Company in response to any written enquiries raised by or on behalf of the Buyer in relation to the Properties were accurate at the date they were given and would still be accurate if the replies were instead being given on the Completion Date.

(h)	All the documents of title to be delivered to the Buyer on the Completion Date shall be original documents and registered, where required.

(i)	There is no circumstance that could render any transaction affecting the title of the Company to any of the Properties liable to be set aside under the Insolvency Act 1986.

(j)	There are no development works, redevelopment works or fitting-out works currently being undertaken in respect of any of the Properties.

10.4	No adverse rights in course of acquisition

The Company is in possession and actual occupation of the whole of each of the Properties on an exclusive basis and, so far as the Seller is aware, no right, easement, licence or other arrangement is in the course of being acquired by or against the Properties for obtaining access to any land or for repair of any premises or to comply with any fire regulations which in any such case may materially affect the current use of the Properties.

10.5	No default

The Company has duly performed, observed and complied in each case in all material respects with all covenants, restrictions, exceptions, reservations, conditions, agreements, affecting the Properties including the terms of any lease, underlease or tenancy agreement under which any part of any of the Properties is held and no notice of any alleged breach of any of the material terms of any such lease or tenancy agreement as aforesaid has been served on the Company.

10.6	Use

The existing use of each of the Properties are only that specified in schedule 5.

10.7	Statutory Obligations and notices

So far as the Seller is aware the Properties comply with all applicable statutory and bye-law requirements, and all regulations, rules and delegated legislation relating to the Properties and their existing use.

10.8	No compulsory acquisition proceedings

So far as the Seller is aware there is no resolution or proposal for compulsory acquisition by the local or any other authority affecting the Properties nor, so far as the Seller is aware, any outstanding order, notice or other requirement of any such authority that affects such existing use as aforesaid.

10.9	Disputes relating to the Properties

So far as the Seller is aware, the Properties are not affected by any outstanding disputes, notices or complaints which affect the current use of the Properties and the Seller is not aware of any circumstances that may give rise to any such dispute after the date of this Agreement.

10.10	The Company has not at any time owned, occupied or been in control of any land or properties other than the Properties.

11	Environmental and health and safety matters

11.1	Definitions and interpretation

In this paragraph 11 the following definitions shall apply:

Activities means any activity, operation or process carried out by the Company at any of its Properties

Environment means any and all living organisms (including man), ecosystems, property and the media of air (including air in buildings, natural or man-made structures, below or above ground), water (including as defined in section 104(1) of the Water Resources Act 1991 and within drains and sewers) and land (including under any water as described above and whether above or below the surface)

Environmental and Health and Safety Consents means any consent, approval, permit, licence, authorisation, registered exemption, registration or permission and any related variation, amendment or modification under Environmental Law and/or Health and Safety Law

Environmental Law means all international, EU, national, federal, state or local statutes, by-laws, orders, regulations or other law or subordinate legislation or common law, all orders, ordinances, decrees, regulatory codes of practice, circulars and guidance notes which in each case have as a purpose or effect the protection or prevention of Harm to the Environment and are binding in relation to the Company’s Properties and/or upon the Company in the relevant jurisdiction in which the Company has been or is operating on or before Completion but excluding any laws concerning land use planning or health and safety in the workplace

Harm means harm to the Environment, and in the case of man includes offence caused to any of his senses or harm to his property

Hazardous Substances means any material, substances or organisms which, alone or in combination with others, are capable of causing Harm, including radioactive substances and asbestos containing materials

Health and Safety Law means all applicable laws, statutes, regulations, secondary legislation, bye-laws, common law, directives, treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which in each case are legally binding and in force as at the date of this agreement in so far as they relate to or apply to the health and safety of any person, including the Health and Safety at Work etc. Act 1974, the Control of Asbestos Regulations 2006 and the Construction (Design and Management) Regulations 2007

Waste means waste as defined in Environmental Law

11.2	Environmental and Health and Safety provisions

(a)	Consents

No Environmental and Health and Safety Consents are required by the Company under Environmental Law and/or Health and Safety Law in relation to the Activities and/or the Properties and no Environmental and Health and Safety Consents are held by the Company.

(b)	Liability

(i)

Since 16th August 2004, the Company has at all times complied with Environmental Law and Health and Safety Law and, so far as the Seller is aware, there are no facts or circumstances which prevent compliance by the Company with Environmental Law and Health and Safety Law.

(ii)

Since 16th August 2004, there has been no deposit, discharge, spill, leakage, entry, release, emission, escape, or migration of Hazardous Substances or Waste at, on, under or from the Properties, and so far as the Seller is aware no Hazardous Substances or Waste have been present at, on or under the Properties.

(iii)

Since 16th August 2004, no civil, criminal, arbitration or administrative actions, claims, proceedings or suits have been made against or threatened against the Company or its directors, officers or employees arising from or relating to Environmental and Health and Safety Consents or Environmental Law or Health and Safety Law. So far as the Seller is aware, there are no civil, criminal, arbitration or administrative actions, claims, proceedings or suits pending or threatened against the Company arising from or relating to Environmental and Health and Safety Consents or Environmental Law or Health and Safety Law and so far as the Seller is aware there are no circumstances which are likely to lead to such actions, claims, investigations, proceedings or suits.

(c)	Notices and complaints

The Company has not since 16th August 2004 received any notice of enforcement, prohibition, improvement, remediation or other notice of equivalent nature, or any judgment, order, decree, award, demand or decision in respect of the Environment and/or health and safety from any court, tribunal, arbitrator or governmental or regulatory authority. Since 16 th August 2004, there have not been any complaints, investigations, enquiries, requests for information or other formal or informal indications in each case made in writing to the Company of any claim(s) or legal action(s) in respect of the Environment and/or health and safety from any person. The Company has not received any notice, communication or information alleging any liability under Environmental Law or Health and Safety Law or that any works are required pursuant to Environmental Law or Health and Safety Law in either case since 16th August 2004.

(d)	House-keeping

So far as the Seller is aware, no Properties are included on any register of land kept pursuant to Part IIA Environmental Protection Act 1990 nor, so far as the Seller is aware, are there any circumstances which are likely to lead to such registration.

(e)	Documentation

Copies of all environmental and health and safety policy statements, environmental and health and safety reports, surveys, assessments and investigations prepared since 16th August 2004 in respect of the Properties or Activities and records of accidents, illnesses and reportable diseases occurring since 16th August 2004 in the possession of the Seller or the Company have been Disclosed to the Buyer and there are no outstanding material recommendations contained in such reports, surveys, assessments and investigations and all such statements, reports, investigations, assessments, records, correspondence and other information are materially complete and accurate and so far as the Seller is aware are not misleading.

12	Litigation, disputes and investigations

12.1	Apart from (if relevant) the collection of debts in the ordinary course of the Business, the Company is not engaged in any capacity in any litigation, arbitration, prosecution or other legal proceedings or alternative dispute resolution or in any proceedings or hearings before any statutory or governmental body, department, board or agency; no such matters are, so far as the Seller is aware, pending or threatened nor, so far as the Seller is aware, are there any circumstances which are likely to give rise to any such proceedings.

12.2	There is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal, arbitrator or governmental agency in any jurisdiction against the Company or a person for whose acts or defaults the Company has been found to be vicariously liable.

12.3	So far as the Seller is aware, the Company is not the subject of any specific investigation or inquiry in relation to its business by any governmental, administrative or regulatory body and the Company is not subject to any enforcement proceedings in relation to the same.

13	Insurance

13.1	Details of insurance cover

(a)	The particulars of all insurance policies maintained by the Company or in respect of which it has an insured interest and currently in force (Policies) are referred to in the Disclosure Letter and such particulars are accurate and not misleading in any material respect.

(b)	All premiums due in respect of the Policies have been paid.

(c)	So far as the Seller is aware:

(i)	all of the Policies are in full force and effect;

(ii)	all of the Policies are not void or voidable; and

(iii)	nothing has been done by the Company which could make any of the Policies void or voidable.

13.2	Outstanding claims

No claim is outstanding under any of the Policies and, so far as the Seller is aware, no matter exists which is likely to give rise to a claim under any of the Policies save as Disclosed.

13.3	Claims made

Details of all material (meaning any claim in excess of £10,000) claims made by the Company under any insurance policy in the last 3 years are set out in the Disclosure Letter.

14	Compliance and regulatory

14.1	EU/competition matters

(a)	So far as the Seller is aware:

(i)	the Company conducts, and has conducted the Business in accordance with the requirements of all Competition Laws applicable to the Business;

(ii)	has not been and is not being investigated for any alleged non-compliance or infringement of such Competition Laws; and

(iii)	there are no circumstances likely to give rise to such investigation.

(b)	The Company is not subject to any prohibition, order, condition, undertaking, assurance or similar measure or obligation imposed by or under any of the Competition Laws.

(c)	For the purposes of this paragraph 14.1, the term Competition Laws means any applicable laws, regulations or rules dealing with state aid, public procurement, anti-dumping, anti-competitive agreements decisions or concerted practices, monopolies, abuse of dominant position, other anti-competitive behaviour, practices or arrangements, merger situations or concentrations.

14.2	Licences required to carry on the Business

The Company has obtained all material licences, permissions, consents and other approvals required from any governmental or regulatory authority to which it is subject for or in connection with the carrying on of the Business in the places and in the manner in which the Business is now carried on; such licences, permissions, consents and approvals are in full force and effect and, so far as the Seller is aware, there are no circumstances which indicate that any of such licences, permissions, consents or approvals will or may be revoked or not renewed or which may confer a right of revocation.

14.3	Registers and minute books

All registers and minute books required by law to be kept by the Company have, in all material respects, been properly written up and the Company has not received any application or request for rectification of its statutory registers or any notice or allegation that any of them is incorrect.

14.4	Compliance with laws and regulations

The Company has not received notice that it is in violation of, or in default with respect to, any statute or regulation, order, decree or judgment of any court or any governmental agency of the jurisdiction in which it is incorporated which could have a material adverse effect upon the Business.

15	Constitutional and the Seller

15.1	Details concerning the Company

(a)	The Company is a private company limited by shares duly incorporated in England and Wales.

(b)	The Sale Shares constitute the entire issued share capital of the Company.

(c)	The information in schedule 1 is accurate.

15.2	Interests of the Company in other entities

The Company has no:

(a)	interest in the share capital of, or other investment in, any body corporate and has not entered into any agreement to acquire any such share capital or interest in any body corporate;

(b)	interest in any partnership, joint venture, consortium or other unincorporated association or arrangement for sharing profit or losses; or

(c)	branch, agency, place of business or permanent establishment outside the United Kingdom or assets outside the United Kingdom.

15.3	No shares or loan capital of the Company under option

No share or loan capital of the Company is now under option or is agreed or resolved conditionally or unconditionally to be created or issued or put under option.

15.4	The Sale Shares

(a)	The Seller is the sole legal and beneficial owner of the Sale Shares.

(b)	The Company has not allotted any shares or issued any rights convertible into shares other than the Sale Shares and the Sale Shares are fully paid or credited as fully paid.

(c)	There is no encumbrance in relation to any of the Sale Shares or unissued shares in the capital of the Company. No person is entitled to an encumbrance in relation to any of the Sale Shares and the Company is not under any obligation (whether actual or contingent) to sell, charge or otherwise dispose of any of the Sale Shares or any interest therein to any person.

16	Insolvency

16.1	No order has been made and no resolution has been proposed or passed for the winding up of the Company or for a provisional liquidator to be appointed in respect of the Company and no petition has been presented for the purpose of winding up the Company.

16.2	No administration order has been made in respect of the Company and no petition or other application to the court for such an order has been presented or made and no administrator has been appointed (or notice of intention so to appoint filed in court) in respect of the Company.

16.3	No receiver (which expression shall include an administrative receiver) has been appointed in respect of the Company or in respect of any of its assets.

16.4	No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of the Company.

16.5	No distress, execution or other process has been levied or, so far as the Seller is aware, threatened in respect of any asset of the Company.

16.6	Since 16 August 2004:

(a)	the Company has not been a party to any transaction at an undervalue as defined in section 238 of the Insolvency Act 1986; and

(b)	the Company has not given or received any preference as defined in section 239 of the Insolvency Act 1986.

17	Transactions with the Seller’s Group

17.1	Save for any Permitted Payment, those amounts set out in the December Payments List and as provided under the Commercial Agreements:

(a)	complete and accurate details of all services provided by the Seller’s Group to the Company immediately prior to Completion and the terms applicable to such arrangements are set out in the Disclosure Letter;

(b)	there is no outstanding indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company and the Seller or any member of the Seller’s Group or person Connected with the Seller; and

(c)	neither the Seller nor any person Connected with the Seller is entitled to a claim of any nature against the Company or has assigned to any person the benefit of a claim against the Company to which the Seller or a person Connected with the Seller would otherwise be entitled.

18	Information

18.1	The replies to the enquiries circled and attached to the Disclosure Letter with specific reference to this warranty 18.1 were when given and remain true.

Schedule 4

Limitations on the Seller’s liability

1	Interpretation

1.1	In this schedule, unless the context otherwise requires:

Expenses means reasonable and proper third party costs and expenses

Third Party Claim means any Claim which arises as a result of, or in connection with any claim by, or alleged liability to, a third party

2	Application of this schedule

The provisions of this schedule apply in relation to a Claim notwithstanding, and in priority to, any other provision of this Agreement.

3	Maximum liability for the Company

The maximum liability of the Seller in relation to all Claims and all claims under the Tax Covenant will not exceed £40,000,000;

4	Small claims and threshold in respect of the Company

4.1	The Seller will not be liable for any individual Claim unless the amount of such liability, following application of the other provisions of this schedule, exceeds £15,000.

4.2	For the purposes of paragraph 4.1, Claims of any value arising from the same Warranty subject or consequent on or attributable to one source or original cause will be aggregated.

4.3	Subject to paragraph 4.1, the Seller will not be liable for any Claim unless the aggregate liability for all Claims, following application of the other provisions of this schedule, exceeds £300,000 in which case the Seller will be liable for the whole of such amounts.

5	Time limits

5.1	The Seller will not be liable for any Claim or claim under the Tax Covenant unless the Buyer serves notice of the Claim or claim under the Tax Covenant on the Seller (specifying in reasonable detail the nature of the Claim so as to identify the grounds of the Claim and the factual basis of it and, so far as is practicable, an estimate of the amount claimed in respect of it) as soon as reasonably practicable after becoming aware of the matter.

5.2	The Seller will not be liable for any Claim or claim under the Tax Covenant unless notice of such Claim or claim under the Tax Covenant has been served in accordance with the provisions of paragraph 5.1:

(a)	in respect of any Claim under the Tax Warranties or under the Tax Covenant, on the date falling 7 years from the date of this Agreement; and

(b)	in respect of any other Claim on the date falling 18 months from the date of this Agreement.

5.3	Subject to paragraph 5.4, a Claim notified in accordance with paragraph 5.1 and not satisfied, settled or withdrawn will be unenforceable against the Seller on the expiry of the period of 6 months starting on the day of notification of the Claim, unless an arbitrator has been appointed pursuant to the provisions of clause 15.2 within such 6 month time period.

5.4	The Buyer will not be prevented by paragraphs 7.1(a), 7.2, 9 or 10 from notifying pursuant to paragraph 5.1 a Claim to which those paragraphs apply. If any such Claim is notified within the applicable time limit in paragraph 5.2 then the 6 month period in paragraph 5.3 will commence on the day on which paragraphs 7.1(a), 7.2, 9 or 10 (a the case may be) cease to prevent the Buyer taking any further steps to pursue the relevant Claim. In addition, without limiting the foregoing, if the provisions of clause 15.1 shall operate then the 6 month period in paragraph 5.3 will commence on the day on which the parties have fully discharged their obligations under clause 15.1.

6	Rights to information

6.1	If the Buyer gives any notice under paragraph 5.1 the Buyer shall, and shall ensure that the Company shall allow the Seller and its duly authorised representatives and professional advisers access for the purposes of the relevant Claim or Third Party Claim to any relevant records and information of the Company, (other than records or other information which would be subject to legal privilege), and permit the Seller and those representatives and advisers to make copies (at their own cost) of those records and information.

6.2	Access under paragraph 6.1 may be required only at reasonable times during normal business hours and on reasonable notice and will be subject to the Seller and its authorised representatives and professional advisers giving such undertakings as to confidentiality as the Buyer may reasonably require.

7	General limitations

7.1	The Seller will not be liable for any Claim:

(a)	to the extent that the Buyer or the Company or any member of the Buyer’s Group is entitled to claim indemnity against any loss or damage under the terms of any insurance policy for the time being in force in respect of the matter giving rise to the Claim and the Buyer or the Company or any member of the Buyer’s Group actually recovers under such policy with no material adverse affect on the Company’s premiums;

(b)	to the extent that the facts matters or circumstances have been specifically provided for in the Accounts, the Management Accounts or the Locked Box Accounts;

(c)	to the extent that Claim arises out of or in connection with and/or the amount of the Claim is increased by:

(i)	the passing of or change in any statutory or other binding or advisory legislative or regulatory provision after the date of this Agreement which has retrospective effect, except as announced prior to the date of this Agreement;

(ii)	any change after the date of this Agreement in the principles, policies or methods used in the preparation of the audited accounts of the Company other than a change necessary to bring or keep the accounting policies or practices in line with generally accepted accounting policies or practices in the United Kingdom;

(d)	to the extent that the loss or liability in respect of such Claim has been or is made good or otherwise compensated for at no expense to the Buyer or any member of the Buyer’s Group;

7.2	Where the loss or liability suffered or incurred by the Buyer to which the Claim relates is contingent, future or unascertainable, no Claim may be brought for such loss or liability until the Buyer actually suffers the loss or incurs the liability in question save that where such Claim is notified to the Seller within the time periods set out at paragraphs 5.2(a) and 5.2(b) then the Buyer shall be able to bring such Claim on it ceasing to being contingent, future or unascertainable.

8	Subsequent recovery from third party

If the Buyer or another member of the Buyer’s Group recovers from a third party any sum in respect of the matter giving rise to a Claim, the Buyer shall repay to the Seller as soon as possible so much of the amount paid to the Buyer by the Seller pursuant to the relevant Claim as does not exceed the sum recovered from such third party less Expenses incurred in making such recovery

9	Claims against third party

9.1	Where the Buyer or the Company or any member of the Buyer’s Group may be entitled (whether by reason of insurance, payment, discount, credit, relief or otherwise) to recover from a third party any sum for any damage or liability which is the subject of a Claim (a Third Party Recovery), the Buyer:

(a)	shall notify the Seller of the Third Party Recovery as soon as reasonably practicable of the Buyer or the Company or any member of the Buyer’s Group becoming aware that it is entitled to make the Third Party Recovery, and in any event prior to taking any material step to enforce, compromise, settle or waive any right in relation to that Third Party Recovery;

(b)	shall (subject to any overriding duty of confidentiality and legal privilege) provide the Seller with such information as is in the possession of the Buyer and which the Seller may reasonably require relating to the Third Party Recovery and shall as far as reasonably practicable keep the Seller informed of any material development in the conduct of the Third Party Recovery;

(c)	shall not (and shall procure that the Company and each member of the Buyer’s Group do not) compromise, settle or waive any right in relation to that Third Party Recovery without the written consent of the Seller, such consent not to be unreasonably withheld or delayed; and

(d)	subject to being indemnified for its Expenses (at the time such Expenses are incurred) by the Seller, shall first take steps or procure that the relevant member of the Buyer’s Group first takes steps to enforce such Third Party Recovery as the Seller may reasonably require before taking any steps (other than the notification of the Claim under paragraph 5.1) to pursue the Claim against the Seller,

PROVIDED THAT nothing in this paragraph 9 shall oblige the Buyer or the Company or any member of the Buyer’s Group to take any action which it reasonably considers to be detrimental in any material respect to the business, trading relationships or reputation of the Company.

9.2	Any Claim will be limited (in addition to the other limitations on the Seller’s liability referred to in this schedule) to the amount by which the loss or damage suffered by the Buyer as a result of such breach exceeds the amount (if any) so recovered by way of the Third Party Recovery less any Expenses incurred by the Buyer or the Company or relevant Buyer Group Company in such recovery.

10	Claims by third party

If grounds for any Third Party Claim arise then the provisions of paragraph 9 above shall apply mutatis mutandis as if each reference therein to Third Party Recovery was a reference to Third Party Claim.

11	Mitigation

Nothing in this Agreement shall be deemed to relieve the Buyer of its common law duty to mitigate its loss.

12	No double recovery

Neither the Buyer nor any member of the Buyer’s Group will be entitled to recover damages or any other amount, in respect of any Claim, matter loss or liability, or claim made under the Tax Covenant or otherwise obtain reimbursement or restitution more than once in respect of the same matter, loss or liability and for this purpose any payment by the Seller under the Tax Covenant will be deemed to satisfy the corresponding amount of any Claim in respect of the same matter and vice versa.

13	Remedies and rescission

13.1	The Buyer will not be entitled to rescind or terminate this Agreement in any circumstances whatsoever.

13.2	The provisions of this schedule will remain in full force and be fully applicable to all circumstances and, in particular, will not be discharged by any breach of this Agreement.

14	Application to third parties

Any third party which is entitled under the terms of this Agreement to claim against the Seller will be subject to the provisions of this schedule as if it were the Buyer.

Schedule 5

The Properties

No	Property	Title	Tenure	Use	Term
1	Marlin House, Hornbeam Square West, Hornbeam Business Park, Harrogate, HG2 8PA	NYK98614	Freehold	Offices	—

2	Car Park Spaces adjoining Marlin House	NYK98617	Leasehold	Car Parking	From 01/01/1990 to 31/12/2989

3	Dolphin House, New Street, Salisbury, SP1 2PH	WT24575	Freehold	Offices	—

4	Car Park Spaces at the rear of Catherine Street, Salisbury	—	Informal Occupation	Car Parking	Informal Occupation

Schedule 6

Tax

Part 1 - General

1	Interpretation

1.1	Definitions

In this schedule (unless the context otherwise requires:

Accounts Relief means any Relief which is shown as an asset in the Locked Box Accounts or the Management Accounts or is taken into account in computing (and so reducing or eliminating) any provision for deferred Taxation which appears, or which but for the presumed availability of the Relief would have appeared, in the Locked Box Accounts or the Management Accounts

Actual Taxation Liability means a liability, or an increase in a liability, to make an actual payment of or of an amount in respect of Taxation whether or not such Taxation is also or alternatively chargeable against or attributable to any other person

Auditors means the auditors for the time being of the Company

Buyer’s Relief means:

(a)	any Accounts Relief;

(b)	any Post Locked Box Date Relief; and

(c)	any Relief, whenever arising, of the Buyer or any member of the Buyer’s Tax Group other then the Company

Buyer’s Tax Group means the Buyer and any company which is or within the six years prior to the date of Completion has been or after Completion becomes, a member of the same group of companies as, or is associated or connected with, the Buyer in each case for any Tax purpose

Claim means any assessment, notice, demand or other document issued or action taken by or on behalf of any Taxation Authority or any form of return, computation or self-assessment required by law from which it appears that the Company is subject to or is sought to be made subject to, or will or might become subject to, any Taxation Liability or that a breach of any Tax Warranty has occurred

Deemed Taxation Liability means:

(a)	the setting off of a Buyer’s Relief (except, in the case of an Accounts Relief, on the basis assumed in the Locked Box Accounts or the Management Accounts) against an Actual Taxation Liability of the Company in respect of which the Seller would have been liable under the Tax Covenant or (as the case may be) against income, profits or gains which would have given rise to such an Actual Taxation Liability (a Set Off Liability), in which event the amount of the Set Off Liability is in the former case the amount of the Actual Taxation Liability eliminated by such setting off and in the latter case the amount of the Actual Taxation Liability of the Company which would have arisen but for such setting off;

(b)	the unavailability of an Accounts Relief in consequence of an Event occurring on or before Completion in which event the amount of the Deemed Taxation Liability is:

(i)	where the Accounts Relief unavailable is a deduction from or set off against either Taxation or income, profits or gains (an Unavailable Relief Liability), the amount of Taxation of the Company to arise which would not have arisen or could have been eliminated but for such unavailability; and

(ii)	where the Accounts Relief unavailable is a right to a repayment of Taxation (an Unavailable Repayment Liability), the amount of Taxation which would have been repaid but for such unavailability

Event means any event, occurrence, transaction, circumstance, act or omission whatsoever (and any event, occurrence, transaction, circumstance, act or omission deemed for Tax purposes) including being, or ceasing to be, a member of a group or under the control of any person for the purposes of any Taxation, any change of intention relevant for Tax purposes, the expiry of any accounting period, being or ceasing to be resident in any jurisdiction for the purposes of any Taxation, the execution of this Agreement and Completion and reference to an Event occurring on or before Completion shall be deemed to include any combination of two or more Events only the first or some or part of which shall have occurred (or is or are deemed to have occurred) on or before Completion where the Event or all the Events occurring after Completion is or are:

(a)	the satisfaction of a condition to which the disposal by the Company of any asset pursuant to a contract entered into on or before Completion is subject provided that such disposal shall only be treated as occurring on or before Completion to the extent that it gives rise to a liability to Taxation in respect of deemed (as opposed to actual) income, profits or gains and only Taxation arising in respect of the amount by which the deemed income, profits or gains of the Company exceeds the actual income, profits and gains shall be treated as arising in consequence of an Event occurring on or before Completion;

(b)	the failure of any company (other than any member of the Buyer’s Tax Group) who was at any time prior to Completion a member of the same group of companies as the Company for the purposes of the Taxation in question or was associated with the Company for the purposes of the Taxation in question to discharge a liability for Tax within a specified period or the expiry of such a period which failure gives rise to a liability of the Company pursuant to section 767A or 767AA ICTA or any of sections 189, 190 or 191 TCGA;

(c)	the issue or making of any Claim under section 703 ICTA in respect of a transaction in securities occurring on or before the specified date; or

(d)	the making of any chargeable payment (as defined in section 214 ICTA);

FA means the Finance Act

Group Relief has the meaning given to that expression by section 402 ICTA

HMRC means HM Revenue & Customs

ICTA means the Income and Corporation Taxes Act 1988

IHTA means the Inheritance Tax Act 1984

Independent Expert means a member of the Chartered Institute of Taxation or the Institute of Chartered Accountants in England and Wales independent of the parties who has had a specialised Taxation practice for at least ten years and who shall be appointed by agreement between the relevant parties or (failing such agreement and upon the first application made by any such party) by the President of the Chartered Institute of Taxation or the Institute of Chartered Accountants in England and Wales

Locked Box Date means 31 July 2008

Payment Regulations means the Corporation Tax (Instalment Payments) Regulations 1998

Post-Locked Box Date Relief means any Relief which arises in consequence of or by reference to an Event occurring after the Locked Box Date and not in consequence of or by reference to any Event occurring on or before the Locked Box Date (but shall not include any Windfall Relief)

Refund means a tax refund relating to an accounting period within the meaning of section 102 FA 1989

Relief means any loss, allowance, exemption, set-off, deduction, credit, refund or other relief from or in respect of any Taxation or in the computation of income, profits or gains for the purpose of any Taxation and any right to a repayment of Taxation

Retained Group means the Seller and any other company or companies (other than the Company) which either are or become after Completion, or have within six years ending at Completion been, treated as members of the same group, or otherwise connected or associated with the Seller for any Tax purpose

Seller Relief means any Relief which is or becomes available to the Company, other than a Buyer’s Relief

SSCBA means the Social Security Contributions and Benefits Act 1992

Taxation means:

(a)	any form of tax, and any levy, duty, impost, deduction, or withholding in the nature of tax whether governmental, statutory, state, provincial, local governmental or municipal whenever created or imposed and whether of the United Kingdom, part of the United Kingdom or elsewhere but not including uniform business rates, water rates, community charge, council tax or any tax, charge, rate or duty similar to, corresponding with, replacing or replaced by any of them; and

(b)	all charges, surcharges, interest, penalties and fines relating to any Taxation falling within paragraph (a) of this definition

Taxation Authority means any authority or person, whether of the United Kingdom, part of the United Kingdom or elsewhere, competent to impose, assess or collect any Taxation

Tax Covenant means paragraph 14 of part 2

Taxation Liability means any Actual Taxation Liability, any Deemed Taxation Liability and any costs, fees and expenses falling within paragraph 14.2

Tax Warranties means the warranties set out in part 3

TCGA means the Taxation of Chargeable Gains Act 1992

unavailability means, in relation to a Relief, the reduction, loss, modification, claw-back, counteraction, non existence, disallowance or cancellation of or failure to obtain that amount of that Relief but does not include the set-off of any Relief against Taxation or any income, profits or gains and unavailable shall be construed accordingly

VATA means the Value Added Tax Act 1994

Windfall Relief means any Relief falling within paragraph 4.2

1.2	Interpretation

In this schedule (unless the context otherwise requires):

(a)	references to persons include an individual, corporation, partnership, unincorporated association, or body of persons and any state or any agency thereof;

(b)	references to any income, profits or gains earned, accrued or received on or prior to a given date or by reference to, or in respect of, a specified period, shall include income, profits or gains which are deemed (for the purposes of any Taxation) to be or have been earned, accrued or received on or before that date or in respect of that period, as the case may be;

(c)	references to parts are references to parts of this schedule.

1.3	Stamp duty

Any stamp duty or other transfer tax which is charged on any instrument (whether or not the instrument is presently within the United Kingdom) in either case which is required to be stamped in order to prove right or title of the Company to any asset or to enforce the Company’s rights and any interest, fines or penalties relating to such stamp duty or other transfer tax, shall be deemed to be an Actual Taxation Liability of the Company which arose at the date of execution of the instrument.

1.4	Payments treated as adjustment to consideration

Any payments made pursuant to this schedule or for breach of any Tax Warranty shall, so far as possible, be treated as an adjustment to the consideration paid by the Buyer for the Shares under this Agreement provided that this paragraph 1.4 shall not operate in any way to limit the liability of the Seller under this schedule.

2	Exclusions and Limitations

2.1	Limitations

The Seller shall not be liable for breach of any Tax Warranty in respect of any Taxation Liability (or where the loss, liability or damage arising in consequence of a breach of any Tax Warranty is any Taxation Liability) or under the Tax Covenant in respect of any Taxation Liability to the extent that:

(a)	identifiable provision or reserve (not being a provision or reserve for deferred Taxation) for it is made in the Locked Box Accounts or the Management Accounts (excluding the notes to the Locked Box Accounts and the Management Accounts) or such Tax Liability has been paid or discharged on or before Completion; or

(b)	it arises in consequence of an Event in the ordinary course of business of the Company since the Locked Box Date and is not an interest, penalty, surcharge or fine in connection with Tax and, without limitation, for the purposes of this paragraph 2.1(b) each of the following Taxation Liabilities shall be deemed to so arise:

(i)	any liability to corporation tax in respect of actual (as opposed to deemed) income profits or gains earned, accrued or received by the Company since the Locked Box Date;

(ii)	any Taxation Liability which is discharged after the Locked Box Date, or may be so discharged, out of monies deducted or withheld for the purpose by the Company;

(iii)	any liability to VAT in respect of any supply, importation or acquisition of or by the Company since the Locked Box Date; or

(c)	any Seller Relief is or becomes available (or is made available) to the Company to mitigate the Taxation Liability or breach; or

(d)	it arises in consequence of any fact or matter which was Disclosed (provided that this paragraph 2.1(d) shall not apply to limit any liability of the Seller under the Tax Covenant); or

(e)	it arises in consequence of, or would have been reduced or eliminated but for:

(i)	any voluntary act or omission of any member of the Buyer’s Tax Group after Completion otherwise than in the ordinary course of the business of such company as carried on at Completion and except where such voluntary act or omission was:

(A)	carried out pursuant to a legally binding obligation of the Company in existence at Completion; or

(B)	required by law; or

(C)	carried out at the written request of the Seller; or

(D)	one that the relevant member of the Buyer’s Tax Group could not foresee or could not reasonably have foreseen would give rise to that liability;

(ii)	the Company ceasing to carry on any trade or business after Completion or effecting a major change after Completion in the nature or conduct of any trade or businesses carried on by it; or

(iii)	the Company changing the date to which it makes up its accounts or changing any of its accounting policies, bases, practices or principles (including, without limitation, the treatment of timing differences and the bases on which the Company values its assets) in either case after Completion other than a change necessary to bring or keep the accounting policies bases, practices or principles of the Company in line with generally accepted accounting policies in the United Kingdom, international financial reporting standards or international financial reporting standards as adopted by the EU (whichever applied to the Company prior to Completion); or

(iv)	any member of the Buyer’s Tax Group disposing of any capital asset after Completion or any other Event (including, without limitation, the expiry of any time period) occurring after Completion which results in the realisation of any chargeable gain by any member of the Buyer’s Tax Group;

(v)	the Company ceasing to be a member of a group for the purposes of any Taxation, after Completion; or

(vi)	the failure by or omission of the Company after Completion to make any claim, election, surrender or disclaimer or to give any notice or consent or to do any other thing, the making, giving or doing of which was permitted by law and which is taken in account:

(A)	in computing and so reducing any provision which is taken into account in the Locked Box Accounts or the Management Accounts (or eliminating any provision which would otherwise have appeared in the Locked Box Accounts or the Management Accounts); or

(B)	in computing any right to repayment of Taxation which appears in the Locked Box Accounts or the Management Accounts;

and which was the subject of a direction from the Seller pursuant to paragraph 8.7 (d)(ii) or 8.7(d)(iii);

(vii)	the withdrawal or amendment by the Company after Completion of any claim, election, surrender, disclaimer, notice or consent permitted by law and made by the Company prior to Completion or made by the Company in respect of the Straddle Period (as defined in paragraph 8.6);

(viii)	any claim, election, surrender, disclaimer, notice or consent made by the Company after Completion, the making or doing of which was not taken into account:

(A)	in computing and so reducing any provision which appears in the Locked Box Accounts or the Management Accounts (or eliminating any provision which, would otherwise have appeared in the Locked Box Accounts or the Management Accounts); or

(B)	in computing any right to repayment of Taxation which appears in the Locked Box Accounts or the Management Accounts; or

(ix)	any failure by the Buyer or the Company to comply with their respective obligations under paragraph 6 or paragraph 8; or

(x)	any new, or a change in, any legislation, secondary legislation, regulation, directive or order or any change in the rate of any Taxation or any imposition of Taxation or change in the practice of, or concession operated by, any Taxation Authority or change in interpretation of law (whether or not as a result of any case law) in each case coming into effect after Completion other than a change which has the primary effect of countering, retrospectively, any scheme or arrangement the sole or main purpose (or one of the main purposes) of which was the avoidance of Tax; or

(xi)	the earning, receipt or accrual for any Taxation purpose of any income, profit or gain prior to Completion which is not recognised in the Locked Box Accounts or the Management Accounts; or

(f)	such Taxation Liability is a liability to interest on instalment payments under paragraph 7 of the Corporation Tax (Instalment Payments) Regulations 1998 due or paid in respect of the period current at Completion; or

(g)	it is a liability to any interest, penalty, fine or surcharge which arises as a result of or by reference to any delay or default on the part of any member of the Buyer’s Tax Group paying over to any Tax Authority any payment previously made by the Seller under this Tax Covenant (except to the extent that such interest, penalty, fine or surcharge arises or is increased as a result of the Seller failing to make a payment to the Buyer in accordance with the time limits set out in paragraph 15.1); or

(h)	such Taxation Liability is a Deemed Taxation Liability arising as a result of the surrender by the Company of an Accounts Relief to the Seller’s Group for payment; or

(i)	such Taxation Liability or the discharge of such Taxation Liability constitutes a Permitted Payment

(j)	the Buyer has recovered damages or any other amount under this Agreement (whether for breach of Warranty, under this schedule or otherwise) in respect of the same loss, liability, damage or Event or the Buyer or the Company have otherwise obtained reimbursement or restitution from the Seller.

2.2	Limitations not to apply for fraud

The provisions of this paragraph 2 will not apply to any claim insofar as it results from the proven fraud or the proven wilful deceit of the Seller.

3	Mitigation of liability

Mitigation by surrender of relief

The Seller may, in particular but without limitation, by notice in writing to the Buyer avoid or reduce any liability which the Seller would, apart from this paragraph 3, have under the Tax Covenant or for breach of any Tax Warranty by surrendering or procuring the surrender by any company other than a member of the Buyer’s Tax Group to the Company of Group Relief, a Refund or any other Relief (without the Buyer, the Company or any member of the Buyer’s Tax Group being liable to make any payment in consideration for such surrender) and the liability of the Seller under the Tax Covenant or for breach of any Tax Warranty shall be satisfied or avoided to the extent of the amount of Taxation which could be satisfied or avoided as a result of such surrender. The Buyer shall procure that the Company takes all such steps, including (without limitation) making and giving all such claims and consents as may be necessary to effect any such surrender.

4	Over-provisions and Windfall Reliefs

4.1	Determination of over-provisions

The Buyer shall if it receives a request in writing from the Seller on or before the seventh anniversary of Completion require the Auditors to determine (as experts and not as arbitrators and at the expense of the Seller and applying the accounting policies principles and practices adopted in preparing the Locked Box Accounts or the Management Accounts (as the case may be) and ignoring any Event occurring after Completion) whether:

(a)	any provision for Taxation or for payment for Group Relief or the surrender of a Refund in any of the Locked Box Accounts or the Management Accounts has proved to be an over-provision (except to the extent that such over-provision results from the utilisation of a Buyer’s Relief) and if so its amount;

(b)	any right to a repayment of Taxation treated as an asset in any of the Locked Box Accounts or the Management Accounts has proved to be understated and if so its amount or, where no right to repayment of Taxation was treated as an asset in the Locked Box Accounts or the Management Accounts, whether any such amount should have been treated as an asset in any of the Locked Box Accounts or the Management Accounts and if so the amount; or

(c)	any Actual Taxation Liability which arises or would otherwise have arisen (other than one which would otherwise have given rise to a corresponding liability of the Seller under the Tax Covenant) is eliminated or reduced or any repayment of an amount of Taxation is obtained in either case by the use of a Seller Relief, and, if so, the amount of Taxation so saved or the amount of that repayment;

and, if the Auditors determine that there has proved to be any such over-provision, understatement or amount, the amount of such over-provision, understatement or amount (as the case may be) shall be dealt with in accordance with paragraph 4.3.

4.2	Determination of Windfall Reliefs

The Buyer shall if it receives a request in writing from the Seller on or before the seventh anniversary of Completion require the Auditors to determine (as experts and not as arbitrators and at the expense of the Seller) whether any Taxation Liability (or the Event giving rise to such Taxation Liability or the discharge of it) which has resulted in any sum having been paid by the Seller under the Tax Covenant or for breach of any Tax Warranty has given rise to a Relief which would not otherwise have arisen, and:

(a)	a liability of the Company to make an actual payment or increased payment of Taxation has been satisfied or eliminated in whole or in part by the use of that Relief; or

(b)	a right to a repayment of Taxation has arisen as a result of the use of that Relief;

and, if the Auditors so determine, the amount by which that liability has been satisfied or eliminated or an amount equal to the amount of that repayment (as the case may be) shall be dealt with in accordance with paragraph 4.3.

4.3	Use of amount

Where it is provided under paragraph 4.1 or 4.2 that any amount is to be dealt with in accordance with this paragraph 4.3:

(a)	the amount shall first be set off against any payment then due from the Seller under the Tax Covenant or for breach of any Tax Warranty;

(b)	to the extent there is an excess, a refund shall be made to the Seller, within 5 Business Days of the Auditors determination referred to in paragraph 4.1 or 4.2 (as appropriate), of any previous payment made by the Seller under the Tax Covenant or for breach of any Tax Warranty and not previously refunded under this paragraph up to the amount of such excess; and

(c)	to the extent that the excess referred to in paragraph 4.3 (b) is not exhausted, the remainder of that excess will be carried forward and set off against any future payment or payments which become due from the Seller under the Tax Covenant.

4.4	Review by Auditors

Where such determination by the Auditors as is mentioned in paragraph 4.1 or 4.2 has been made, the Seller or the Buyer may on or before the seventh anniversary of Completion request the Auditors to review such determination (at the expense of the person making the request) in the light of all relevant circumstances, including any facts which have become known only since such determination, and to determine whether such determination remains correct or whether, in the light of those circumstances, the amount that was the subject of such determination should be amended.

4.5	Adjustment of payment

If the Auditors determine under paragraph 4.4 that an amount previously determined should be amended, that amended amount shall be substituted for the purposes of paragraph 4.1 or 4.2, as the case may be, in place of the amount originally determined and such adjusting payment (if any) as may be required by virtue of such substitution shall forthwith be made by the Seller to the Buyer or, as the case may be, by the Buyer to the Seller.

5	Recovery from third parties

5.1	Recovery

If the Seller has made, or is liable to make, a payment to the Buyer under the Tax Covenant or for breach of any Tax Warranty and any member of the Buyer’s Tax Group is entitled to recover from any third party (including any Taxation Authority but excluding any member of the Buyer’s Tax Group) any sum in consequence of any Event to which the payment made by, or liability of, the Seller relates the Buyer shall and shall procure that the relevant member of the Buyer’s Tax Group shall:

(a)	notify the Seller of its entitlement as soon as reasonably practicable; and

(b)	if required by the Seller and, subject to the Buyer, the Company or the relevant member of the Buyer’s Tax Group being indemnified (to the Buyer’s reasonable satisfaction) by the Seller against any Tax that may be suffered on receipt of that amount and any costs and expenses reasonably and properly incurred in recovering that amount, take or procure that the Company or the relevant member of the Buyer’s Tax Group takes all reasonable steps to enforce that recovery against the person in question (keeping the Seller fully informed of the progress of any action taken) provided that the Buyer shall not be required to take any action pursuant to this paragraph 5.1 (other than an action against:

(i)	a Taxation Authority; or

(ii)	a person who has given Tax advice to the Company on or before Completion),

which will or may reasonably be expected to cause a material increase in the future Taxation Liability of the Company or the results of which, in the Buyer’s reasonable opinion, would have a material adverse effect on the business carried on by the Company.

5.2	Repayment to Seller

The Buyer covenants with the Seller to pay to the Seller (within 10 Business Days of recovering any such sum as is referred to in paragraph 5.1) the lesser of:

(a)	any amount so recovered (including any related interest or related repayment supplement) less any Tax suffered in respect of that amount and any reasonable costs and expenses (to the extent not previously recovered pursuant to the indemnity referred to in paragraph 5.1(b)) properly incurred in recovering that amount (which deduction shall satisfy the indemnity referred to in paragraph 5.1(b)); and

(b)	the amount paid by the Seller under the Tax Covenant or for breach of any Tax Warranty.

6	Appeals and conduct of claims

6.1	Notice to be given to Seller

If the Buyer or the Company becomes aware of a Claim which could give rise to a liability of the Seller under the Tax Covenant or in respect of the Tax Warranties (including, for the avoidance of doubt, any potential liability of the Seller to make an adjustment in respect of Group Relief pursuant to paragraph 12.10), the Buyer shall or shall procure that the Company shall (but not as a condition precedent to the liability of the Seller hereunder) as soon as reasonably practicable give written notice of the Claim to the Seller and, in any event, where a statutory or other time limit is applicable for responding to or appealing against the Claim or to any assessment, notice, demand or other document issued or action taken which constitutes the Claim, the Buyer shall give written notice of the Claim to the Seller at least 15 days prior to the expiry of such time limit. Such written notice shall include an estimate of the liability of the Seller under the Tax Covenant or in respect of the Tax Warranties in respect of such Claim, the basis of calculation of that estimate and such details of the Claim as are then available to the Buyer or the Company.

6.2	Action taken at Seller’s request

The Buyer shall, and shall procure that the Company shall, take such action which it shall be reasonable for the Buyer or the Company to take to appeal, compromise, protest against, mitigate, reduce, eliminate, dispute, resist or compromise the Claim and make available such documents, information and assistance in connection with the Claim as the Seller may by written notice request provided the Seller shall first indemnify the Buyer (to the Buyer’s reasonable satisfaction) and the Company against all reasonable losses (including any additional Taxation Liability), interest, reasonable costs and expenses which the Buyer or the Company properly incurs as a result of taking such action or providing such information and assistance.

6.3	Failure to respond

Any written request made by the Seller pursuant to paragraph 6.2 shall be made within a reasonable time of any notice given by the Buyer to the Seller in accordance with paragraph 6.1 and if:

(a)	on the expiry of a period of 21 Business Days commencing on the date of such notice, the Seller shall not have given to the Buyer written notice of the intentions of the Seller in respect of the Claim; and

(b)	within that period shall not have provided satisfactory indemnities in accordance with paragraph 6.2;

the Buyer and the Company shall be entitled to deal with the Claim on such terms as they shall in their absolute discretion think fit, without prejudice to their rights and remedies under this schedule.

6.4	Election to take conduct

The Seller may elect to have any action referred to in paragraph 6.2 conducted by (at its discretion) the Seller (at its cost and expense) or by professional advisers acting in the name of the Company but reporting to, and taking instructions from, the Seller in which event the provisions of paragraph 6.5 shall apply.

6.5	Seller’s obligations

The Seller hereby undertakes to the Buyer to:

(a)	keep the Buyer informed of all matters relating to the action and deliver to the Buyer copies of all material correspondence relating to the action;

(b)	obtain the prior written approval of the Buyer (not to be unreasonably withheld or delayed) to the content and sending of written communications relating to the action to a Taxation Authority; and

(c)	obtain the prior written approval of the Buyer (not to be unreasonably withheld or delayed) to:

(i)	the settlement or compromise of the Claim which is the subject of the action; and

(ii)	the agreement of any matter in the conduct of the action which is likely to affect the amount of the Claim.

6.6	Conditions for contesting any matter

Neither the Buyer nor the Company shall be obliged to take any action under this paragraph 6:

(a)	which involves contesting any matter beyond the first appellate body (excluding the Taxation Authority which has or shall have made the Claim in question, the General and Special Commissioners and the VAT Tribunal) unless the Seller furnishes the Buyer with the written opinion of Counsel of at least five years call who is experienced in the subject matter of the Claim to the effect that an appeal in respect of the matter in question has a reasonable prospect of being won;

(b)	which will or may reasonably be expected to cause a material increase in the future Taxation Liability of the Company or the results of which, in the Buyer’s reasonable opinion, would have a material adverse effect on the business carried on by the Company; and

(c)	where the Claim is a Claim where any Tax Authority alleges in writing fraudulent conduct, fraud, conduct involving dishonesty or that any criminal offence has been committed.

6.7	No election made by Seller

If at any time the Seller has not exercised the election referred to in paragraph 6.4 but requests that the Buyer take, or procure that the Company take, any action referred to in paragraph 6.2, the provisions of paragraph 6.5 shall apply as if references to “Seller” are references to “Buyer” and references to “Buyer” are references to “Seller”.

6.8	Group relief

For the avoidance of doubt, nothing in paragraph 12 shall limit or otherwise restrict the action which can be requested by the Seller and which must be taken by the Buyer or the Company pursuant to paragraph 6.2 (or which may be taken by the Seller (or by professional advisers acting in the name of the Company but reporting to and taking instructions from the Seller) in the event that the Seller exercises the election referred to in paragraph 6.4.

7	Disputes

7.1	Determination by Independent Expert

In the event of any dispute under paragraph 3, 4, 5, 6, or 8 of this schedule, such dispute shall at the election of either/any party be determined by the Independent Expert (acting as expert and not as arbitrator) and in the absence of manifest error his determination shall be conclusive and binding on the parties. The proper charges and disbursements of the Independent Expert shall be paid and borne on each occasion by the parties concerned in such proportions as the Independent Expert may in his absolute discretion consider fair and reasonable.

7.2	Dissatisfaction with any determination of Auditors

If either party is dissatisfied with any determination of the Auditors, the matter shall be referred to the Independent Expert for determination in accordance with the provisions of paragraph 7.1.

8	Taxation Computations

8.1	Seller to deal with pre-Completion compliance

Subject to complying with the provisions of paragraph 8.2 below, the Seller or duly authorised agents shall, at the cost and expense of the Company:

(a)	prepare and submit the corporation tax returns of the Company for all accounting periods of the Company ended on or prior to Completion, to the extent the same shall not have been prepared and/or submitted before the date hereof;

(b)	(subject to paragraph 12 (Group arrangements)) prepare and submit all claims, elections, notices, disclaimers, consents and/or surrenders assumed in preparing the returns referred to in (a); and

(c)	deal with all matters (including correspondence and negotiations) relating to the returns of the Company referred to in (a).

8.2	Seller obligations

The Seller covenants with the Buyer:

(a)	to keep the Buyer and its duly authorised agents fully informed of all matters relating to the submission, negotiation and agreement of the returns referred to in paragraph 8.1(a); and

(b)	that no written communications (including e-mails) shall be transmitted to any Taxation Authority without first being submitted to the Buyer and/or its duly authorised agents as soon as reasonably practicable for their comments, authorisation and written approval and shall only finally be submitted or transmitted to the relevant Tax Authority on the receipt of the written approval of the Buyer (such comments, authorisation and approval not to be unreasonably withheld or unreasonably delayed).

8.3	Buyer to procure returns made

The Buyer shall be obliged to procure that the Company makes or gives any returns, claims, elections, surrenders and consents in relation to Taxation, to the extent it was assumed they would be made or given in computing any provision which appears in the Locked Box Accounts or the Management Accounts (or in eliminating any provision which would have so appeared).

8.4	Buyer’s protection

The Buyer shall be under no obligation to procure the signing and/or authorisation of any document delivered to it under this paragraph 8 which it reasonably considers, to be false, misleading, incomplete or inaccurate in any respect having made reasonable enquiries as to the completeness, validity, and/or accuracy thereof.

8.5	Buyer obligations

The Buyer shall provide and shall procure that the Company provides the Seller with all such documents and information (including, without limitation, access to books, accounts and records as well as copies of any written communications from any Tax Authority) as the Seller may reasonably require in connection with its rights pursuant to this paragraph 8.

8.6	Straddle Period

In respect of the accounting period of the Company commencing prior to Completion and ending after Completion (Straddle Period) the Buyer shall procure that the corporation tax returns shall be prepared on the basis which is consistent with the manner in which such returns of the Company are or have been prepared for all accounting periods ended prior to Completion.

8.7	Buyer’s obligations for straddle period

The Buyer covenants with the Seller:

(a)	to submit the draft corporation tax returns and computations of the Company for the Straddle Period to the Seller on or before 31 May 2009;

(b)	to keep the Seller fully informed of the Taxation affairs of the Company in respect of the Straddle Period and all matters relating to the submission, negotiation and agreement of corporation tax returns and computations of the Company for the Straddle Period;

(c)	to promptly provide the Seller with copies of all relevant documents relating to such returns and computations; and

(d)	that no such computations or returns nor any material correspondence pertaining to the negotiation or agreement of such computations or returns shall be transmitted to any Taxation Authority without the Buyer or the Company first:

(i)	submitting them to the Seller for its comments and written approval;

(ii)	making or giving any returns, claims, elections, surrenders and consents in relation to Taxation as directed by the Seller, to the extent it was assumed any such return, claim, election, surrender or consent would be made or given in computing any provision for Tax which appears in the Locked Box Accounts or the Management Accounts;

(iii)	making or giving any returns, claims, elections, surrenders and consents in relation to Taxation as directed by the Seller, to the extent it was assumed any such return, claim, election, surrender or consent would be made or given in computing payments made (or not made, as the case may be) in accordance with the Payment Regulations;

(iv)	incorporating the Seller’s reasonable comments in connection therewith;

(v)	obtaining the written approval of the Seller, such approval not to be unreasonably withheld or unreasonably delayed; and

(vi)	procuring that the Company shall cause the finalised corporation tax returns and computations for the Straddle Period to be authorised, signed and submitted to HMRC as soon as reasonably practicable.

8.8	Seller’s obligations for the Straddle Period

The Seller shall provide the Buyer and the Company with all reasonable assistance, co-operation and information in respect of the Straddle Period as the Buyer may reasonably request including (without limitation) information and co-operation requested in the connection with the corporation tax returns (including such claims, elections, surrenders, disclaimers, notices and consents and other documents contemplated by or reflected in or necessary for the preparation of such tax returns) and computations and in connection with all negotiations, correspondence and agreements in respect of the Company’s liability to Tax for the Straddle Period.

8.9	The Seller covenants with the Buyer to make comments on the draft corporation tax returns and computations of the Company submitted to it pursuant to paragraph 8.7(a) within 30 days of receipt.

9	Miscellaneous

9.1	Assessment of damages

In assessing any damages payable by the Seller for breach of any Taxation Warranty, the value of the Company shall not be taken as exceeding the Purchase Price.

9.2	Mitigation

Nothing in this Agreement shall in any way diminish the Buyer’s or the Company’s common law obligation to mitigate its loss in relation to the Tax Warranties.

9.3	Contingent liabilities

If any potential claim or for breach of any Tax Warranty arises in consequence of a liability of the Company which is contingent only, the Seller shall not be liable in respect of the claim until such time as the contingent liability ceases to be contingent and becomes an actual liability.

10	Buyer’s Covenant

10.1	Buyer’s covenant

The Buyer covenants with the Seller to pay to the Seller an amount equal to any Actual Taxation Liability of the Seller or of any company which is under the control of the Seller at any time after Completion (and any reasonable costs and expenses properly incurred by the Seller or that company in relation to such Actual Taxation Liability or in making any claim under this paragraph 10.1), where such Actual Taxation Liability:

(a)	arises as a result of the failure by the Company to discharge after Completion an Actual Taxation Liability for which the Company is primarily liable and in respect of which the Seller is not liable under the Tax Covenant; or

(b)	arises as a result of the Company paying after Completion an abnormal amount by way of dividend (within the meaning of section 709(4) ICTA) in the circumstances specified in section 704C ICTA.

10.2	Payment

If the Buyer becomes liable to make a payment under paragraph 10.1, the Buyer shall pay such amount in cleared immediately available funds on or before the later of the date 2 Business Days before that Actual Taxation Liability is finally due and payable and the date 10 Business Days after the date of written demand on the Buyer by the Seller.

10.3	Consequential provisions

The provisions of paragraph 6, paragraph 16.2 and paragraph 16.4 shall apply to payments under this paragraph 10 as it applies to payments under the Tax Covenant as if references therein to the “Buyer” are references to the “Seller” and references to the “Seller” are references to the “Buyer”.

10.4	Seller undertaking

The Buyer shall not be required to make any payment pursuant to paragraph 10.1 unless the Seller enters into a binding irrevocable undertaking not to nor procure any member of the Retained Group to seek to recover any amount from the Company in respect of the Actual Taxation Liability in question pursuant to section 767B ICTA.

11	VAT Degrouping

11.1	Degrouping notice

The Seller shall, to the extent it has not already done so, following Completion, submit to HMRC all such notices as are necessary in order that the Company shall cease to be a member of the same VAT group registration as the Seller or any other member of the Seller’s Group (VAT group) on the basis that, insofar as is possible, the Company shall so cease with effect on or before the Completion Date.

11.2	Relevant Date

The Relevant Date for the purpose of this paragraph 11 shall be the date notified to the Seller, the Company or the Buyer by HMRC, as the date from which the Company is withdrawn from the VAT group.

11.3	VAT reporting in returns

The Buyer shall, after Completion, procure that all information reasonably necessary to report all events required to be reported for VAT purposes (including supplies, purchases, acquisitions, disposals, importations and exports of goods and services) (Supplies) made by and to the Company up to and including the Relevant Date is supplied by the Company to the Seller, on a timely basis. The Buyer shall and shall procure that the Company provides all such documents and information (including, without limitation, access to books, accounts and records) in relation to VAT as the Seller may reasonably require in connection with its reporting and compliance obligations in respect of VAT and any audit of the VAT group or any of its members by the Tax Authority.

11.4	Payments to be made by Seller to Company and/or by Company to Seller

In relation to Supplies made and received by the Company since the date to which the last return made to HMRC by the representative member of the VAT group was made and up to and including the Relevant Date, then:

(a)	to the extent that the correct amount of output VAT properly attributable to the business carried on by the Company and/or any Supplies made to and by it exceeds the deductible input tax properly attributable to the business carried on by the Company and/or any Supplies made to and by it, the Buyer shall procure payment by the Company to the Seller of an amount equal to such excess; and

(b)	subject (for the avoidance of doubt) to paragraph 11.6, to the extent that the correct amount of such output VAT is less than the amount of such deductible input tax, the Seller shall pay or shall procure payment to the Company of an amount equal to such shortfall.

In all cases such payment shall be made within 5 working days of the end of the date on which the representative member of the VAT Group is required to account to HMRC for such VAT.

11.5	Agreement of payments

For the purposes of paragraph 11.4, any amount due to or from the Company shall be agreed between the Seller and the Buyer as soon as reasonably practicable after Completion.

11.6	Annual adjustments

The Seller and/or the Retained Group shall be entitled in full to any repayments due from HMRC, and shall be obliged to make any payments due to HMRC, in either case in connection with annual adjustments of the VAT group of which the Seller and the Company are members up to the Relevant Date. For the avoidance of doubt, neither the Buyer nor the Company shall be entitled to receive any (part of any) such repayments received from, nor obliged to contribute to any such payments required to be made to, HMRC.

11.7	No payment

No payment shall be made by the Company under paragraph 11.4 to the extent that it relates to an amount in respect of which the Seller is liable to the Buyer under the Tax Covenant or for breach of any Tax Warranty.

12	Group Arrangements

12.1	Buyer to procure surrenders

Subject to the following provisions of this paragraph 12, the Buyer shall procure that the Company shall, in respect of the Straddle Period make, give or enter into such claims, elections, surrenders, notices or consents (whether unconditional or conditional, whether or not forming part of any other return or tax document, whether provisional or final and including amendments to or withdrawals of earlier claims, elections, surrenders, notices or consents made in relation to the Straddle Period), as the Seller shall direct in connection with any surrender pursuant to Chapter IV, Part X ICTA (a surrender) by any member of the Retained Group to the Company. No payment shall be made in respect of any such surrender except to the extent set out in the following provisions of this paragraph 12.

12.2	The Buyer shall procure that the Company shall, in respect of any time or period falling on or prior to the Accounts Date make, give or enter into such claims, elections, surrenders, notices or consents (whether unconditional or conditional, whether or not forming part of any other return or tax document, whether provisional or final and including amendments to or withdrawals of earlier claims, elections, surrenders, notices or consents, whether or not made before or after Completion), as the Seller shall direct in connection with any surrender (other than a surrender of a Buyer’s Relief) by or to any member of the Retained Group to or by (as the case may be) the Company.

12.3	Circumstances for payment for group relief

If and to the extent that provision for corporation tax is made in the Management Accounts and such a surrender to the Company has the effect of discharging all or part of the liability represented by that provision the Buyer shall procure that, in respect of any such surrender, the Company makes a payment for Group Relief in accordance with this paragraph 12 to the relevant member of the Retained Group (or such other member of the Retained Group as is notified by the Seller to the Buyer).

12.4	Amount of payment

The amount of any such payment as is referred to in paragraph 12.3 shall be equal to the amount of corporation tax saved as a result of the relevant surrender, up to a maximum of the amount in respect of which provision is made in the Management Accounts.

12.5	Due date for payment and interest

Payment under paragraph 12.4 shall be made on or before 30 June 2009 (Due Date).

12.6	The Due Date shall be extended by the number of days by which the Seller fails to comply with the 30 day time limit imposed by paragraph 8.9, if any.

12.7	Interest (in accordance with paragraph 15.4) shall be payable by the Buyer to the Seller on any amount paid later than the Due Date (as adjusted pursuant to paragraph 12.6, if applicable).

12.8	Withholding

12.9	In the event that HMRC challenge the amount of Group Relief surrendered pursuant to this paragraph 12 (HMRC Challenge), the Buyer shall, until such time as HMRC issues a written determination in accordance with paragraph 12.11:

(a)	be entitled to withhold from the Deferred Consideration an amount equal to the amount of Tax to which the HMRC Challenge relates (Group Relief Withholding); or

(b)	be relieved from its obligations in respect of the Guaranteed Loan Notes to redeem such amount of the Guaranteed Loan Notes as is equal to the Group Relief Withholding.

12.10	Adjustments

If a payment is made under paragraph 12.3 and the surrender to which it relates is subsequently determined in writing by HMRC to have been wholly or partially invalid or ineffective, the Buyer shall provide the Seller with a copy of the written determination issued by HMRC and so much of the payment made by the Buyer which relates directly to such part of the surrender determined by HMRC to be invalid or ineffective shall be:

(a)	refunded by the relevant member of the Retained Group within 10 Business Days of the date of receipt by the Seller of written demand from the Buyer; and

(b)	on receipt of payment by the Seller pursuant to paragraph 12.10(a), the Buyer shall or shall procure that the Company shall deal with that part of the Group Relief Withholding to which that determination relates in accordance with paragraph 12.11.

12.11	If the Group Relief Withholding was:

(a)	withheld from the Deferred Consideration in accordance with paragraph 12.9(a) it shall be released by the Buyer with immediate effect; or

(b)	made in accordance with paragraph 12.9(b) the Buyer shall forthwith cease to be relieved of such obligations.

12.12	In the event that HMRC subsequently determine that an amount subject to a HMRC Challenge (and in respect of which the Buyer has made a Group Relief Withholding) is in fact eligible for surrender and the HMRC Challenge is withdrawn, the Group Relief Withholding shall be dealt with forthwith by the Buyer in accordance with paragraph 12.11 above.

12.13	Further assistance

The Buyer shall, and shall procure that the Company shall, take or procure to be taken all such further action and execute or procure the execution of all such further documents as the Seller or a member of the Retained Group may reasonably request to give effect to any surrender pursuant to this paragraph 12 or any surrender made or proposed to be made on or before Completion, including, without limitation, entering into any claim, election, surrender, consent to surrender or any amendment to any such claim, election, surrender or consent to surrender.

12.14	Obligation to provide information

The Buyer shall, and shall procure that the Company shall, provide the Seller with all such information and assistance to enable it to exercise its rights pursuant to this paragraph 12 (or to facilitate such exercise) and the Seller shall provide to the Company all such documentation information and assistance regarding any surrender proposed to be made in accordance with paragraph 12.

12.15	Buyer shall not vary surrenders

Save with the prior written consent, or at the written request, of the Seller, the Buyer shall not, and shall procure that the Company shall not, take any action, or omit to take any action, to amend, withdraw or vary any surrender (whether final, provisional or otherwise) of Group Relief made by or to the Company, or agreed to be made by or to the Company, on or before Completion.

13	Without prejudice

For the avoidance of doubt the provisions of paragraph 8, paragraph 11 and paragraph 12 shall not prejudice the rights of the Buyer to make a claim under the Tax Covenant.

Part 2 - Taxation Covenant

14	Covenant by the Seller

14.1	Seller’s Covenant

Subject to the provisions of part 1 and schedule 4, the Seller hereby covenants with the Buyer to pay to the Buyer an amount equal to:

(a)	any Actual Taxation Liability of the Company arising as a result of, in respect of, in connection with or by reference to;

(i)	an Event occurring on or before Completion; or

(ii)	any income, profits or gains earned, accrued or received on or before or in respect of any period ended on or before the date of Completion;

(b)	any Deemed Taxation Liability;

(c)	any Actual Taxation Liability in respect of inheritance tax which:

(i)	is at Completion a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of the Company; or

(ii)	after Completion becomes a charge on, or gives rise to a power to sell, mortgage or charge, any of the shares or assets of the Company being an Actual Taxation Liability arising as a result of the death of any person within seven years after a transfer of value (or a deemed transfer of value) if a charge on or power to sell, mortgage or charge any such shares or assets could, if the death had occurred immediately before Completion and the inheritance tax payable as a result thereof had not been paid, have existed at Completion; or

(iii)	arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of the Company; or

14.2	Covenant in respect of costs etc

Any reasonable third party costs, fees and expenses reasonably incurred by the Buyer or the Company as a result of any Actual Taxation Liability within paragraph 14.1(a) or (c) or any Deemed Taxation Liability within paragraph 14.1(b) or in successfully taking any action under the Tax Covenant.

15	Payment

15.1	Timing of payment

Subject to paragraphs 15.2 and 15.3, if the Seller is or becomes liable to make a payment under the Tax Covenant in respect of:

(a)	an Actual Taxation Liability, the Seller shall pay such amount in cleared immediately available funds on or before the date 10 Business Days after the date of written notice from the Buyer to the Seller of the amount which the Seller is required to pay and requesting payment or, if later, the date 2 Business Days before the date on which the Actual Taxation Liability in question is due for payment;

(b)	a Deemed Taxation Liability, the Seller shall pay such amount in cleared immediately available funds by the later of 10 Business Days after the date of written notice from the Buyer to the Seller of the amount which the Seller is required to pay and requesting payment, and:

(i)	in the case of a Set Off Liability, the date on which the Actual Taxation Liability referred to in the definition of that term would otherwise have become due for payment;

(ii)	in the case of an Unavailable Relief Liability, 2 Business Days before the date on which the Actual Taxation Liability referred to in the definition of that term is actually due for payment; or

(iii)	in the case of an Unavailable Repayment Liability, the date on which the repayment of Taxation would have been made but for that unavailability; or

(c)	any amount within paragraph 14.2 the Buyer will notify the Seller in writing of such amount specifying details of the services for which those costs, fees and expenses were incurred and the circumstances in which they were obtained and the Seller shall pay such amount on or before the date 10 Business Days after the date of such notice.

15.2	Instalment Payments

Paragraph 15.3 applies where:

(a)	any amount is required to be paid under the Tax Covenant in respect of a liability to corporation tax of the Company (a CT Liability);

(b)	that corporation tax relates to an accounting period of the Company ending on or after 1 July 1999; and

(c)	the Company is a ‘large company’ (as defined in the Payment Regulations) in that accounting period.

15.3	Due date where instalments apply

If the Seller is or becomes liable to make a payment under the Tax Covenant to which this paragraph 15.3 applies, the Seller shall pay such amount in cleared immediately available funds on or before the date 10 Business Days after the date of written notice from the Buyer of the amount which the Seller is required to pay or, if later, the date or dates that are 2 Business Days prior to the date or dates given by applying regulations 4 and 5 of the Payment Regulations to determine the date or dates any CT Liability is due and payable in the same way as those regulations apply to determine the date or dates on which corporation tax is due and payable save that:

(a)	references in those regulations to the total liability shall be construed as references to the CT Liability; and

(b)	references in those regulations to an accounting period of a large company shall be construed as references to the accounting period of the Company in respect of which the CT Liability arises.

15.4	Interest

Sums not paid on the dates specified in paragraph 12.4, 15.1, 15.2 or 15.3 shall bear interest (which shall accrue from day to day after, as well as before, judgment at 2% above the base rate from time to time of Barclays Bank plc) from the date following the specified date up to and including the day of actual payment of such sums.

16	Tax on payments by Seller

16.1	Deductions and withholdings

16.2	The Seller shall be entitled to deduct or withhold from any payment made under the Tax Covenant or for breach of any Tax Warranty any deduction or withholding (whether in respect of Taxation or otherwise) required by law provided that if the Seller makes such deduction or withholding from any payment made under the Tax Covenant or for breach of any Tax Warranty, the amount so paid shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Buyer receives, on the due date for such payment, a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

16.3	In the event that a deduction or withholding is required to be made by law, the Buyer covenants with the Seller to take all necessary steps to obtain a Relief in respect of that deduction or withholding and to promptly pay to the Seller an amount equal to the additional amount paid by the Seller pursuant to paragraph 16.2.

16.4	Gross-up

If any amount paid to the Buyer under the Tax Covenant is subject to Taxation (ignoring the availability of any Buyer’s Relief), the Seller covenants to pay to the Buyer such further sum as will ensure that the Buyer receives and retains a net amount (after taking into account such Taxation) equal to the full amount which it would have received and retained had the payment in question not been subject to Taxation

16.5	The Seller shall not be obliged to pay such increased or additional amount pursuant to paragraph 16.1or 16.4 if the payment received by the Buyer is subject to a deduction or withholding, or to Taxation as a result of:

(a)	an Event occurring after Completion which causes the payment to fall outside the scope of the HMRC’s Extra Statutory Concession D33; or

(b)	the Buyer not being UK resident or within the charge to corporation tax for UK tax purposes.

Part 3 - Taxation Warranties

17	Post Accounts Date

Since the Accounts Date:

(a)	no accounting period (as defined in section 12 ICTA) of the Company has ended as referred to in section 12(3) ICTA;

(b)	the Company has not paid any Taxation after its due date for payment and is not liable for any Taxation the due date for payment of which has passed;

(c)	the Company has not declared or paid any dividend or made any other distribution for the purposes of any Taxation.

18	Compliance

18.1	During the Seller’s period of ownership of the Company, the Company has properly made all returns and payments, given all notices, submitted all accounts and computations, obtained all registrations, maintained all records, complied with all reporting requirements and supplied all other information in relation to Taxation which it is or has been required to make, give, submit, maintain, obtain or supply and all such returns, notices, accounts, computations, registrations, records, reports and information are and were when made materially complete and accurate and made, given, submitted, obtained or supplied punctually.

18.2	There is no dispute between the Company and any Taxation Authority, the Company is not the subject of an investigation, audit or review by any Taxation Authority and as far as the Seller is aware there are no facts which are likely to give rise to any such dispute, investigation, audit or review.

18.3	The Company is not and has not at any time within the 3 years prior to the date hereof been liable to pay any penalty, fine, surcharge, interest or similar amount in relation to Taxation in excess of £5,000 and as far as the Seller is aware there are no facts which are likely to cause it to become liable to pay any such penalty, fine, surcharge, interest or similar amount.

18.4	Within the last 3 years, the Company has duly and punctually complied with all its obligations to deduct Taxation from payments made by it and to account for such Taxation to any Taxation Authority.

19	Liability for Taxation, claims and Reliefs

19.1	The Company is not, and so far as the Seller is aware will not become, liable to pay, or make reimbursement or indemnity in respect of, any Taxation payable by or chargeable on or attributable to any other person (or any amount in respect of or corresponding to any such Taxation).

20	Close companies

20.1	The Company is not and, so far as the Seller is aware, during the Seller’s period of ownership of the Company the Company has never been a close company within the terms of section 414 ICTA.

20.2	The Company is not and has never been a close investment-holding company within the meaning of section 13A ICTA.

20.3	The Company has not at any time during the Seller’s period of ownership of the Company:

(a)	made or agreed to make any loan or advance which loan or advance remains outstanding or effected or agreed to effect any transaction within section 419, 421 or 422 ICTA or since the Accounts Date released or written off or agreed to release or write off the whole or any part of any such loan or advance; or

(b)	made a transfer of value within the provisions of section 94 IHTA; or

(c)	made or agreed to make any distribution within section 418 ICTA.

21	Distributions and payments

21.1	No distribution (within the meaning of sections 209 and 210 ICTA) has been made by the Company during the 6 years ended on the Accounts Date (except as provided in the Accounts).

21.2	So far as the Seller is aware, the Company has not made or received any exempt distribution within the meaning of section 213 ICTA.

21.3	So far as the Seller is aware, the Company has not at any time received a capital distribution to which section 189 TCGA could apply.

22	Employee benefits

22.1	The Disclosure Letter contains full details of all long-term incentive plans, share option schemes and profit sharing schemes established by the Company whether or not approved by HMRC under the provisions of schedule 9 ICTA and of all bonus or profit related pay schemes established by the Company.

22.2	All PAYE filings of the Company are up to date and, so far as the Seller is aware, the Company has in all other respects complied with the legislation and regulations relating to PAYE and the Company has duly paid and accounted for all national insurance contributions required of it under the provisions of SSCBA and regulations made under that Act.

22.3	During the Seller’s period of ownership of the Company, the Company has not established a qualifying employee share ownership trust within the meaning of section 74 and schedule 5 FA 1989.

23	Group transactions

23.1	The Company is not liable to make any payment for any Group Relief or a Refund surrendered or to be surrendered to it and there are no amounts due or which may become due to the Company (from any person other than another company falling within the definition of the Company) in respect of the surrender of any Group Relief or a Refund, except as and to the extent provided in the Management Accounts. The Company is not liable to surrender any Group Relief or a Refund under those provisions. There are no arrangements whereby the Company may become liable to repay any sums paid to it for the surrender of any Group Relief or a Refund.

23.2	The Company has not within the last 6 years:

(a)	acquired any capital asset from any company which at the time of the acquisition was a member of the same group of companies as defined in section 170 TCGA;

(b)	been the subject of or otherwise involved in any agreements as are referred to in section 240(11) or 410 ICTA;

(c)	acquired an asset as trading stock from a member of the same group where the asset did not form part of the trading stock of any trade carried on by the other member, as mentioned in section 173(1) TCGA, or disposed of an asset which formed part of the trading stock of any trade carried on by the Company to another member of the same group which acquired the asset otherwise than as trading stock of a trade carried on by the other member, as mentioned in section 173(2) TCGA; and

(d)	been, and so far as the Seller is aware there are no circumstances by virtue of which the Company could be, assessed or charged to corporation tax by virtue of the provisions of section 190 or 191 TCGA and is not entitled to recover or liable to have recovered from it any sums pursuant to any of those sections.

24	Residence and offshore interests

24.1	The Company is and has at all times during the Seller’s period of ownership been resident in the United Kingdom for Tax purposes and is not and has not been treated as resident or as having a branch or permanent establishment in any other jurisdiction for any Taxation purpose (including under any double taxation treaty or agreement).

24.2	The Company is not liable for any Taxation as the agent or Tax representative of any other person or business and does not constitute a permanent establishment of any other person, business or enterprise for any Taxation purposes.

24.3	The Company does not and, so far as the Seller is aware, has at no time owned a beneficial interest in the capital of a company which is resident outside the United Kingdom and which would be a close company if it were resident in the United Kingdom, in circumstances such that a chargeable gain accruing to that other company could be appointed to the Company under section 13 TCGA.

25	Non-Arm’s length transactions

25.1	There is no outstanding HMRC charge (as defined in section 237 IHTA) over any asset of the Company or over any of the Shares and there are no circumstances in which such a charge could arise.

25.2	There are in existence no circumstances by virtue of which any such power as is mentioned in section 212 IHTA could be exercised in relation to any asset of the Company or to any of the Shares or by virtue of which any such power could be exercised but for the provisions of section 204(6) IHTA.

25.3	So far as the Seller is aware, the Company has not been a party to associated operations in relation to a transfer of value within the meaning of section 268 IHTA.

25.4	So far as the Seller is aware, the Company has not received any asset by way of gift as mentioned in section 282 TCGA.

25.5	No expenditure incurred by the Company on the acquisition of any shares is liable to be reduced under the provisions of section 125 TCGA.

26	VAT

26.1	The Company is duly registered for the purposes of VATA. Such registration is not subject to any conditions imposed by or agreed with the Commissioners of HMRC. Within the last 3 years, the Company has complied in all material respects with VATA and all orders, provisions, directions or other conditions made or imposed thereunder or under any other law relating to VAT.

26.2	No direction has been issued to the Company or the representative member of any group of which it was a member under schedule 9A VATA and there are no circumstances in which such a direction could be issued.

26.3	The Company has not within the two years ending on the date of this Agreement been served with any penalty liability notice under schedule 24 FA 2007 or any surcharge liability notice under section 59 VATA or been issued with any written warning under section 76(2) VATA.

26.4	Full details of all elections made by the Company or a relevant associate of it (within the meaning of paragraph 3, schedule 10 VATA) pursuant to paragraph 2, schedule 10 VATA in relation to any Property are set out in the Disclosure Letter and there are no circumstances in which a supply relating to the grant of an interest in right over a licence to occupy any land or building or any part of any land or building comprised within such an election could be other than a taxable supply by virtue of paragraph 12 of schedule 10 VATA.

27	Insurance premium tax

27.1	The Company is not liable for nor to account for any amount in respect of insurance premium tax.

28	Stamp duty land tax

28.1	The Company has duly paid stamp duty land tax which it has been required to pay.

28.2	All documents in the possession of the Company which evidence the Company’s title to any assets owned by the Company as at Completion and which are subject to stamp duty have been duly stamped and so far as the Seller is aware there are no such documents retained outside the United Kingdom which if brought into the United Kingdom would be subject to Stamp Duty.

29	Anti-Avoidance

29.1	During the Seller’s period of ownership of the Company, the Company has not entered into or been a party to any transaction or any series of transactions which either:

(a)	contain steps which have been inserted without any business or commercial purpose, other than the avoidance of Tax; or

(b)	any of the provisions of section 703 to 706, 729, 730, 737, 739, 770A, 770 to 774, 780 ICTA applied or could or may apply.

30	Capital

30.1	The Company is not a party to any loan relationship other than wholly for the purposes of its trade.

Schedule 7

Permitted Payments

1	General Permitted Payments

All payments made from the Company to the Seller relating to:

(a)	Property Charges: Rates in respect of the Properties not exceeding £28,028 in aggregate;

(b)	Payroll Costs: Salary and associated employment benefits relating to the Mismatched Employees £231,279 in aggregate;

(c)	Licence Agreements: Hire, rent and hire-purchase payments in respect of the Licence Agreements £46,513 in aggregate;

(d)	Insurance: Insurance premiums relating to the Business and the Company £14,759 in aggregate;

(e)	Sundry: Sundry matters not exceeding £1,880 in aggregate;

(f)	Dividend: Interim dividend declared 28 November 2008, and paid 1 December 2008, in the sum of £6,967,900; and

(g)	Group Relief: Group relief paid to the Seller during November 2008 in the sum of £3,264,002 in settlement of group relief arising from the surrender of losses by the Seller to the Company for the year ended 31 December 2007.

Schedule 8

Deferred Consideration

Part 1 - General provisions

1	Definitions and interpretation

1.1	In this schedule:

Consideration Accounts means:

(a)	in relation to Year 1 and the Year 1 Payment, the Year 1 Accounts;

(b)	in relation to Year 2 and the Year 2 Payment, the Year 2 Accounts;

(c)	in relation to Year 3 and the Year 3 Payment, the Year 3 Accounts; and

(d)	in relation to a Sale the Year 1 Accounts or the Year 2 Accounts as appropriate

Deferred Consideration means together the Year 1 Payment, the Year 2 Payment and the Year 3 Payment or the Early Sale Payment

Early Sale Payment means a payment pursuant to paragraph 2.2 of this schedule

Early Sale Payment Date means the date specified in paragraph 4.5 of Part 1 or paragraph 14 of Part 2 of this schedule (as the case may be)

EBITDA means profits before interest, tax, depreciation and amortisation of goodwill and intangibles of the Company (or, following a Group Reorganisation that part of the relevant member of the Buyer’s Group which is attributable to the HPI Business) for the relevant period calculated and adjusted in accordance with part 5 of this schedule and as shown by the Consideration Accounts

EBITDA Increase means the percentage increase (if any) between Prior Year EBITDA and Pre Closing EBITDA

Group Reorganisation means the sale by the Buyer of the Shares; the transfer of the whole or a substantial part of the HPI Business to another member of the Buyer’s Group; or the implementation of any arrangement to conduct any part of the HPI Business by any member of the Buyer’s Group other than the Company;

HPI Business means the business of the provision of automotive validation checking services as carried on by the Company immediately prior to completion;

Independent Accountants means the firm of independent chartered accountants selected or nominated in accordance with paragraph 1 of part 2 of this schedule

Pre Closing EBITDA means EBITDA for the six month period ending on the last quarter date preceding the date on which a contract in respect of a Sale is exchanged;

Prior Year EBITDA means the EBITDA for the equivalent six month period used in calculating the Pre Closing EBITDA in the preceding year

Year 1 means the period from 1 January 2009 to 31 December 2009 (both dates inclusive)

Year 1 Accounts means the accounts referred to in paragraph 4.1(a)

Year 1 Payment means a sum equal to the amount by which EBITDA for Year 1 as shown in the Year 1 Accounts exceeds £13,684,000, multiplied by 2.63, up to a maximum aggregate payment of £1,200,000

Year 1 Payment Date means the date specified in paragraph 4.5 of part 1 or paragraph 14 of part 2 of this schedule (as the case may be)

Year 2 means the period from 1 January 2010 to 31 December 2010 (both dates inclusive)

Year 2 Accounts means the accounts referred to in paragraph 4.1(c)

Year 2 Payment means a sum equal to the amount by which EBITDA for Year 2 as shown in the Year 2 Accounts exceeds £14,860,000, multiplied by 1.67, up to a maximum aggregate payment of £1,440,000

Year 2 Payment Date means the date specified in paragraph 4.5 of part 1 or paragraph 14 of part 2 of this schedule (as the case may be)

Year 3 means the period from 1 January 2010 to 31 December 2011 (both dates inclusive)

Year 3 Accounts means the accounts referred to in paragraph 4.1(d)

Year 3 Payment means a sum equal to the amount by which EBITDA for Year 3 as shown in the Year 3 Accounts exceeds £16,600,000, multiplied by 3.09, up to a maximum aggregate payment of £2,160,000

Year 3 Payment Date means the date specified in paragraph 4.5 of part 1 or paragraph 14 of part 2 of this schedule (as the case may be)

2	Payment of Deferred Consideration

2.1	The Buyer shall pay to the Seller in each case in accordance with paragraph 6, the Year 1 Payment on the Year 1 Payment Date, the Year 2 Payment on the Year 2 Payment Date and the Year 3 Payment on the Year 3 Payment Date.

2.2	If the Buyer exchanges contracts in respect of a sale of the entire issued share capital of the Company or the whole or substantially the whole of the HPI Business to a third party not connected with the Buyer or the Buyer’s Group on or before 31st December 2011 (“Sale”), then, subject to such Sale having completed, the Buyer will become liable to make the following payments to the Seller in accordance with this Schedule:

(a)	if a contract in respect of a Sale is exchanged on or before 31st December 2009, the sum of £2.4 million (being 50% of the maximum amount of Deferred Consideration);

(b)	if a contract in respect of a Sale is exchanged on or before 31st December 2010, but after 31st December 2009, a sum (“x”) calculated as follows:

x = A x £3.6 million

where “A” =	Year1Payment	expressed as a percentage
1.2million

Provided that, if having applied the formula set out in this paragraph 2.2(b), x equals zero but the EBITDA Increase is equal to or greater than 10% then x will be £500,000.

(c)	if a contract in respect of a Sale is exchanged on or before 31st December 2011 but after 31st December 2010, a sum (“y”) calculated as follows:

y = B x £2.16 million

where “B” =	Year1Payment + Year2Payment	expressed as a percentage
£1.2million + £1.44million

Provided that, if having applied the formula set out in this paragraph 2.2(c), y equals zero but the EBITDA Increase is equal to or greater than 10% then y will be £500,000.

2.3	Notwithstanding any provision of this Agreement, save as adjusted by clause 13.12 the Purchase Price (excluding interest payable on the Guaranteed Loan Note) shall not exceed £83,105,700 in aggregate and accordingly:

(a)	the Year 1 Payment shall not exceed £1,200,000;

(b)	the Year 2 Payment shall not exceed £1,440,000; and

(c)	the Year 3 Payment shall not exceed £2,160,000.

3	Basis of preparation of Consideration Accounts

3.1	The Consideration Accounts shall be in the format set out in part 4 of this schedule.

3.2	The Consideration Accounts shall be drawn up in accordance with the bases that appear, and in the order shown below:

(a)	the specific accounting policies set out in part 5 of this schedule;

(b)	to the extent not covered by paragraph 3.2(a), on a consistent basis and using the same accounting principles, policies, practices, evaluation rules and procedures, methods and bases consistently adopted by the Company in the preparation of the Accounts (to the extent that such policies etc. comply with International Financial Reporting Standards); and

(c)	to the extent not covered by paragraphs 3.2(a) and/or 3.2(b), in accordance with International Financial Reporting Standards as at the date of this Agreement.

3.3	The Buyer shall provide reasonable particulars of the nature and extent of any management charges referred to in the Consideration Accounts.

3.4	The Consideration Accounts shall specify EBITDA for the relevant Year.

3.5	The parties acknowledge that it is the intention of the Buyer, for so long as the Company or the HPI Business remains part of the Buyer’s Group, that the HPI Business is conducted in such a manner so as to promote its orderly and profitable development subject and having regard to the overriding fiduciary and statutory duties of its officers from time to time and the Buyer shall act in good faith towards the Seller’s interest under this Agreement. Nothing in this clause shall operate to prevent or restrict the Company from undertaking any Group Reorganisation or from selling or otherwise disposing of all or part of the issued share capital or the Company or the whole or substantially the whole of the HPI Business.

4	Finalisation of draft Consideration Accounts

4.1	The Buyer shall prepare (with assistance from the Buyer’s Accountants as required) and serve on the Seller and the Seller’s Accountants:

(a)	within 60 Business Days of a Sale, a draft of the Year 1 Accounts or the Year 2 Accounts (as applicable for the purposes of paragraph 2.2 of this schedule) and a calculation of the EBITDA for the Early Sale Payment;

(b)	within 60 Business Days after 31 December 2009, a draft of the Year 1 Accounts and a calculation of EBITDA for Year 1 and the Year 1 Payment;

(c)	within 60 Business Days after 31 December 2010, a draft of the Year 2 Accounts and a calculation of EBITDA for Year 2 and the Year 2 Payment; and

(d)	within 60 Business Days after 31 December 2011, a draft of the Year 3 Accounts and a calculation of EBITDA for Year 3 and the Year 3 Payment.

4.2	Review Period: The Seller or the Seller’s Accountants may, within the period of 60 Business Days after service of draft Consideration Accounts on the Seller and the Seller’s Accountants in accordance with paragraph 4.1 (Review Period), notify the Buyer in writing of any adjustments they consider need to be made to the draft Consideration Accounts and/or EBITDA in order for it/them to comply with paragraph 3 (together with the reasons for such adjustments).

4.3	Agreement and deemed agreement: If:

(a)	the Seller or the Seller’s Accountants notifies the Buyer during the Review Period that no adjustment needs to be made to the draft Consideration Accounts and/or EBITDA; or

(b)	the Seller and the Seller’s Accountants do not notify the Buyer during the Review Period of any proposed adjustment to the draft Consideration Accounts or EBITDA,

the draft Consideration Accounts and Net Profits specified in it shall be the Consideration Accounts and EBITDA for all purposes of this Agreement.

4.4	Dispute resolution: If the Seller or the Seller’s Accountants notifies the Buyer during the Review Period that certain adjustments need to be made and:

(a)	the Buyer and the Seller agree, in writing, on the adjustments to be made to the draft Consideration Accounts and/or EBITDA in order for them to comply with paragraph 3, they shall jointly incorporate such adjustments into the draft Consideration Accounts and the draft Consideration Accounts as so adjusted and the EBITDA specified in it shall be the Consideration Accounts and the EBITDA for all purposes of this Agreement; or

(b)	if the Seller and the Buyer are unable to so agree within 10 Business Days then part 2 of this schedule shall apply.

4.5	Payment Date: The Year 1 Payment Date, the Year 2 Payment Date, the Year 3 Payment Date or the Early Sale Payment Date (as the case may be) shall be, in the case of paragraph 4.3(a) above, the date the Seller or the Seller’s Accountants notifies the Buyer that no adjustments need to be made or, in the case of paragraph 4.3(b), the last day of the Review Period and, in the case of paragraph 4.4(a) above, the date of written agreement, of the adjusted Consideration Accounts and/or EBITDA.

5	Co-operation and access

Until EBITDA for Year 3 have been agreed or determined the Seller and the Buyer shall each (at the requesting party’s cost):

(a)	give or procure that the other’s accountants and (if relevant) the Independent Accountants are given access at all reasonable times to all books and records which are in their respective possession or control (including, in the case of the Buyer, the records of the Company) and each party undertakes not to destroy or dispose of those books and records; and

(b)	generally provide to the other’s accountants and (if relevant) the Independent Accountants such information and assistance as they may reasonably require in relation to the review, agreement or determination of the draft Consideration Accounts and the EBITDA.

6	Payment

6.1	Each of the Year 1 Payment, the Year 2 Payment and the Year 3 Payment and the Early Sale Payment shall be satisfied in cash in accordance with paragraph 6.2

6.2	Every cash sum payable under paragraph 2 shall be paid:

(a)	within five Business Days of the Year 1 Payment Date, the Year 2 Payment Date, the Year 3 Payment Date or the Early Sale Payment Date (as appropriate);

(b)	by electronic funds transfer for same day value:

(i)	where such sum is payable to the Seller, into the Nominated Account or as otherwise previously directed by the Seller; and

(ii)	where such sum is payable to the Buyer, into the Buyer’s Nominated Account or as otherwise previously directed by the Buyer.

6.3	Interest shall accrue at LIBOR on the Deferred consideration from 30 days following:

(a)	31 December 2009 in respect of the Year 1 Payment;

(b)	31 December 2010 in respect of the Year 2 Payment;

(c)	31 December 2011 in respect of the Year 3 Payment; and

(d)	the date of the Sale in respect of the Early Sale Payment,

until, as the case may be, the Year 1 Payment Date, the Year 2 Payment Date, the Year 3 Payment Date or the Early Sale Payment Date.

6.4	If a party fails to pay a sum within the period for payment in accordance with paragraph 6.2, interest shall continue to accrue under paragraph 6.3 (both before and after judgement) but at an enhanced rate for the period following the period for payment of 4% over the base rate for the time being of HSBC Bank plc.

Part 2 - Dispute resolution

1	If the Buyer and the Seller are unable to agree pursuant to part 1 the Consideration Accounts and/or EBITDA then any matters in dispute may be referred by either party for determination, on the basis set out in this part 2, to:

(a)	the firm of independent chartered accountants agreed between the Seller and the Buyer within 15 Business Days of a request by either of them to the other or, failing such agreement within such time,

(b)	the firm of independent chartered accountants nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either the Seller or the Buyer.

If any firm of independent chartered accountants selected or nominated pursuant to this paragraph 1 refuses to accept the appointment, the procedure set out in this paragraph 1 shall be repeated.

2	Within five Business Days of the Independent Accountants being agreed or nominated pursuant to paragraph 1, either party may instruct the Independent Accountants by way of a letter in the form of the draft letter set out in part 3 of this schedule, which letter shall also be delivered to the other party.

3	A party may within 10 Business Days of receipt of a letter referred to in paragraph 2 submit a letter to the Independent Accountants setting out the issues which it believes are in dispute, which letter shall also be delivered to the other party.

4	Within the period of 10 Business Days after receipt of the Independent Accountants’ engagement letter the parties will negotiate in good faith the terms of the letter. If during that period the terms of the letter are acceptable to a party that party may sign the letter in which event the other party shall also sign the letter, failing which the signing party is authorised to sign the letter on behalf of the non-signing party.

5	Notwithstanding paragraph 4 a party may nevertheless follow the dispute resolution process set out in this schedule which shall continue to bind the parties.

6	For the purposes of paragraphs 2 and 4 above, neither party shall object to any standard terms that form part of the Independent Accountants’ engagement letter.

7	The Independent Accountants shall be requested to notify the Seller and the Buyer, in writing, of their determination of any adjustments to be made to the draft Consideration Accounts and/or EBITDA (as the case may be) within 60 Business Days of written confirmation by the Independent Accountants of their acceptance of the appointment.

8	The Seller and the Buyer shall each be entitled to make one submission on the matters referred for determination, by written submission delivered to the Independent Accountants and served on the other party, within 15 Business Days of written confirmation by the Independent Accountants of their acceptance of the appointment. Each party shall have the opportunity to respond in writing to the other party’s submission, within 15 Business Days of receipt of the Independent Accountants’ signed engagement letter. Each submission and response shall contain the relevant party’s best estimate of the monetary amounts of the matters referred for determination and be accompanied by all relevant supporting documentation.

9	The Independent Accountants may request further information from the Seller and/or the Buyer at any time. The party (or parties, as the case may be) shall deliver such information within the time specified by the Independent Accountants, and shall supply a copy to the other party at the same time as it is delivered to the Independent Accountants.

10	Other than as provided in paragraphs 7, 8 and 9, the Independent Accountants shall have power to determine the procedure to be followed in relation to their determination and the parties shall be bound by such procedures.

11	In making their determination, the Independent Accountants shall act as experts and not as arbitrators, and their decision as to any matter referred to them for determination shall, in the absence of manifest error or fraud, be final and binding in all respects on the parties and shall not be subject to question on any ground whatsoever.

12	The Independent Accountants shall have the right to employ such professional assistance and advice as they may require.

13	The fees and expenses of the Independent Accountants, and any other professional fees incurred by them shall be borne and paid as they direct or, failing such direction, shall be shared equally between the Seller and the Buyer.

14	Within 5 Business Days of any written determination by the Independent Accountants of draft Consideration Accounts and/or EBITDA pursuant to this schedule, the Seller and the Buyer shall jointly incorporate in the draft Consideration Accounts and calculation of EBITDA the matters determined by the Independent Accountants, together with any adjustments which may have separately been agreed in writing between the Seller and the Buyer, and shall date the Consideration Accounts and calculation of EBITDA with the date on which such adjustments are made (which date shall be the Year 1 Payment Date, the Year 2 Payment Date or the Year 3 Payment Date (as the case may be)). The draft Consideration Accounts as amended, and the EBITDA stated in it, shall be the Consideration Accounts and EBITDA for all purposes of this Agreement.

Part 3 - Letter of instruction to the Independent Accountants

¿ [Date]

[Name of Independent Accountants]

[Address of Independent Accountants]

Dear Sirs

HPI Limited (Company) - Consideration Accounts

Pursuant to an agreement dated ¿ 2008 (Agreement), HPI Holding Limited acquired the entire issued share capital of the Company from RAC plc. A copy of the Agreement is enclosed. Except where stated otherwise, this letter uses the same defined terms as in the Agreement.

As part of the mechanism to calculate the consideration payable under the Agreement for the shares of the Company, the parties were to establish EBITDA of the Company by the preparation and agreement of Consideration Accounts in accordance with the terms of the Agreement.

The Seller and the Buyer have been unable to agree the Consideration Accounts and/or the calculation of EBITDA. In accordance with the Agreement, we are now referring the matter to yourselves to request that your firm acts as the nominated Independent Accountants.

We enclose a copy of the Consideration Accounts and the calculation of EBITDA, in relation to which we believe the following issues are the issues in dispute upon which the parties seek your determination:

¿;

¿.

If you are able to accept these instructions then, as you will note, in accordance with the terms of the Agreement:

•	both the Seller and the Buyer would have the opportunity to send you a letter setting out the issues which it believes are in dispute;

•	both parties would have the opportunity to make written submissions to you in respect of the matters referred for determination; and

•	you would be requested to deliver your determination, including any adjustments to be made to the draft Consideration Accounts, within 60 Business Days of written acceptance of your appointment.

If you are able to accept these instructions, we shall presume that this time-frame is acceptable to you.

In the interest of resolving this matter as soon as possible, we should be grateful if you would confirm by fax or by e-mail, to each of us, as soon as you are able:

•	whether you are able to accept our instructions;

•	an estimate of your costs.

We look forward to hearing from you.

Yours sincerely

¿	¿
For and on behalf of HPI Holding Limited	For and on behalf of RAC plc

Contact Details	Contact Details

Name of contact:	Name of contact:

Telephone no:	Telephone no:

Fax no:	Fax no:

e-mail no:	e-mail no:

Part 4 - Format of the Consideration Accounts

Format of Consideration Accounts

£’000
Revenue
Trade	x
Leisure	x
Consumer	x
Warranty	x
Driveaway	x
Motor Rating Factor	x
Other	x

Total revenue	x		A
Cost of sales	(x	)	B
Gross profit	x		C (A-B)
Overheads
Employment	x
Other staff	x
HR	x
Facilities	x
Property	x
Finance	x
Trade Marketing	x
HPI consumer marketing	x
RAC consumer marketing	x
IT	x
Depreciation	x		D

Total overheads	(x	)	E
Profit before interest and tax	x		F (C-E)
Add back depreciation	x		D
Add back, if applicable, of management charges and similar levied by the Buyer’s Group in accordance with paragraph 11 of part 5	x		G

EBITDA	x		H (F+D+G)

Part 5 - Specific Accounting Policies

1	Use of estimates

The preparation of the Consideration Accounts requires estimates and assumptions to be made. These estimates shall be based on the Company’s management team’s best knowledge of current facts, and circumstances; it is acknowledged that, to some extent, future events, actions and actual results ultimately may differ from those estimates, possibly significantly.

2	Revenue recognition

Revenue represents income from the sale of vehicle provenance data on a transactional basis with income recorded upon provision of the service. Subscription revenue shall be recognised evenly on the subscription term. Any income received in advance shall be treated as deferred income and included in other liabilities.

3	Property and equipment

3.1	Owner-occupied properties shall be carried at their re-valued amounts, supported by market evidence, and movements shall be taken to a separate reserve within equity. When such properties are sold, the accumulated revaluation surpluses shall be transferred from this reserve to retained earnings. All other items classed as property and equipment within the balance sheet shall be carried at historical cost less accumulated depreciation.

3.2	No depreciation shall be provided on owner-occupied properties since such depreciation would be immaterial. Depreciation shall be calculated on the straight-line method to write down the cost of other assets to their residual values over their estimated useful lives as follows:

(a)	Computer equipment - three to five years

(b)	Office equipment - five years

(c)	Fixtures and fittings - five years

3.3	Where the carrying amount of an asset is greater than its estimated recoverable amount. Gains and losses on disposal of property and equipment shall be determined by reference to their carrying amount and taken into account in determining operating profit.

3.4	Repairs and maintenance shall be charged to the income statement during the financial period in which they are incurred.

4	Impairment of non financial assets

Property and equipment and other non financial assets shall be reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

5	De-recognition and offset of financial assets and financial liabilities

5.1	A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) shall be derecognised where:

(a)	the rights to receive cash flows from the asset have expired;

(b)	the Company has retained the right to receive cashflows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass though” arrangement; or

(c)	the Company has transferred its rights to receive cash flows from the asset and either:

(i)	has transferred substantially all the risks and rewards of the asset; or

(ii)	has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

5.2	A financial liability shall be recognised when the obligation under the liability is discharged, cancelled or expires.

5.3	Financial assets and liabilities shall be offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

6	Trade receivables

6.1	Trade receivables shall be recognised initially at fair value and subsequently at amortised cost using the effective interest method, less a provision for impairment. A provision for impairment of trade receivables shall be established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables:

(a)	A credit note provision shall be held to cover specific known credits to be raised;

(b)	A bad debt provision equal to 100% of the balance outstanding shall be held against overdrawn ‘advance cash’ customers, sales ledger accounts on block due to liquidation or ‘gone away’ and sales ledger 90+ balances which are greater than £100 shall be reviewed in detail and provided against where necessary, the amount of the annual change in such provisions shall be recognised in the Consideration Accounts.

7	Cash and cash equivalents

Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments shall be those with less than three months maturity from the date of acquisition and include certificates of deposit.

8	Leases

8.1	Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor, shall be classified as operating leases. Payments made under operating leases (net of incentives received form the lessor) shall be charged to the Consideration Accounts on a straight line basis over the period of the lease.

8.2

Leases of equipment where the Company has substantially all the risks and rewards of ownership shall be classified as finance leases. Finance leases shall be capitalised at the leases inception at the lower of fair value of the leased property and the present value of the minimum lease payments. Each lease payment shall be allocated between the liability and finance charges so as to achieve constant rate on the finance on the finance balance outstanding. The corresponding rental obligations, net of finance charges, shall be included in other long term payables. The interest element of the finance cost shall be charged to the Consideration Accounts over the lease payment so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The equipment acquired under the finance leases shall be depreciated over the shorter of the useful life of the asset or the asset term.

9	Employee benefits

HPI makes contributions to defined contribution pension plan, the assets of the scheme being held separately from the assets of the Company. Company contributions shall be charged to the Consideration Accounts in the year to which they relate and shall be included in staff costs. Differences between contributions payable in the year and contributions actually paid shall be shown as either accruals or prepayments in the balance sheet.

10	Provisions and contingent liabilities

10.1	Provisions shall be recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example for environmental restoration, restructuring costs and legal claims, the reimbursement shall be recognised as a separate asset but only when the reimbursement is more probable than not.

10.2	The Company offers customers a warranty against potential losses arising from errors in the accuracy and quality of data provided to the customer. The Company bears the risk of warranty claims itself. The provision shall be reviewed in terms of current outstanding claims, claims history and total HPI Checks carried out to ensure an adequate provision is maintained. The provision at the end of each accounting period is expected to be utilised with the next two years. The provision in the year end balance sheet shall be calculated as 2.5 times the actual claims paid during the calendar year ending on the balance sheet date.

10.3	Contingent liabilities shall be disclosed if there is a possible future obligation as a result of a past event, or if there is a present obligation as a result of a past event but either payment is not probable or the amount cannot be reliably estimated.

11	Management charges

Any management charges, fees and/or similar expenses charged by the Buyer and/or members of the Buyer’s Group to the extent that they are on terms other than arms length terms shall be added back to profit before interest and tax in arriving at EBITDA.

12	Opening balances

For the purposes of the Consideration Accounts in respect of Year 1, the opening balance sheet will be the closing balance sheet as per the Company management accounts for December 2008 modified by any changes arising from the above statement of principles, in particular the calculation of the warranty provision.

The provisions of this part 5 of schedule 8 shall apply to the calculation of all EBITDA and references herein to Company shall following a Group Reorganisation be construed to apply to the Relevant member of the Buyer’s Group which conducts HPI Business.

Schedule 9

Employees

Part 1 - Non-Mismatched Employees

Part 2 - Mismatched Employees

Schedule 10

Asbestos

1	Definitions

For the purposes of this schedule 10, the following definitions shall apply:

Asbestos Claim means any third party claim awarded by the courts (unless the parties agree to settle such claim in advance of such award) to the extent it relates to the exposure of any person to asbestos or asbestos containing material in or from the Panelling in the period from 16 August 2004 to 16 December 2008 (including but not limited to any claim by a third party seeking a contribution to any liability, damages, costs and/or expenses incurred or suffered by that third party)

Fines means any fines or other statutory penalties and associated costs imposed by a court to the extent they relate to any breach of the statutory duty to manage asbestos in non-domestic premises set out in the Control of Asbestos Regulations 2006 (as amended or superseded), and/or any associated breach of the Heath & Safety at Work, etc Act 1974, in respect of the Panelling in the period from 16 August 2004 to 16 December 2008.

Panelling means the high level panelling behind boiler flues in the third floor boiler room at Dolphin House, New Street, Salisbury SP1 2PH that was the subject of a recommendation to encapsulate and label in asbestos reports prepared by AIMS and dated 12 January 2005 and 5th June 2000.

2	Asbestos Indemnities

2.1	Subject to paragraph 2.4 the Seller undertakes to indemnify and to keep indemnified the Buyer against and from 50% of any Asbestos Claim which is brought by any third party against the Buyer (or any member of the Buyer’s Group) and/or the Company.

2.2	Subject to paragraph 2.4 the Seller undertakes to indemnify and to keep indemnified the Buyer against and from any Fine which is suffered or incurred by the Buyer (or any member of the Buyer’s Group) and/or the Company, provided that this indemnity shall not apply in respect of the first £10,000 suffered or incurred by the Buyer in respect of any Fine.

2.3	Subject to paragraph 2.4 the Buyer undertakes to indemnify and to keep indemnified the Seller against and from 50% of any Asbestos Claim which is which is brought by any third party against the Seller (or any member of the Seller’s Group).

2.4	The indemnities in paragraphs 2.1 to 2.3 shall not operate to the extent that:

(a)	in respect of paragraphs 2.1 and 2.3:

(i)	any relevant Asbestos Claim can be and is recovered by the Seller, the Buyer or the Company under any policy of insurance; and/or

(ii)	written notice of any relevant Asbestos Claim is received by the indemnified party or the Company (as the case may be) after the tenth anniversary of the Completion Date.

(b)	in respect of paragraph 2.2, written notice from a court alleging a breach of the statutory duty to manage asbestos in non-domestic premises set out in the Control of Asbestos Regulations 2006 (as amended or superseded) and/or any associated breach of the Health and Safety at Work etc. Act 1974 (as amended or superseded) which results in any relevant Fine is received by the Buyer or the Company after the tenth anniversary of the Completion Date.

Executed as a deed by HPI Holding Limited in the presence of		)
		)	/s/ JASON M. BRADY
		)	Director
Witness
Signature	/s/ LAURA SEGGER

Name Laura Segger

Address Bradley Court, Park Place Cardiff

Executed as a deed by as attorney for RAC plc in the presence of		)
		)	/s/ GABRIELLE S. DIXEN
		)	Attorney

Witness
Signature	/s/ LAURA SEGGER

Name Laura Segger

Address Bradley Court, Park Place Cardiff

Executed as a deed by Solera Holdings, Inc in the presence of		)
		)	/s/ JASON M. BRADY
		)	Senior Vice President, General Counsel and Secretary
Witness
Signature	/s/ LAURA SEGGER

Name Laura Segger

Address Bradley Court, Park Place Cardiff